Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LIGAND PHARMACEUTICALS INCORPORATED,

MARGAUX ACQUISITION CORP.,

LATOUR ACQUISITION, LLC

AND

PHARMACOPEIA, INC.

Dated as of September 24, 2008

i

3.3	Authority; Non-Contravention; Necessary Consents	40
3.4	SEC Filings; Financial Statements	42
3.5	Absence of Certain Changes or Events	43
3.6	Compliance	43
3.7	Litigation	43
3.8	Disclosure	43
3.9	Board Approval	44
3.10	Company Stock	44
3.11	Reorganization Treatment	44
3.12	Parent Scheduled Contracts	44
Article IV CONDUCT BY THE COMPANY PRIOR TO THE MERGER 1 EFFECTIVE TIME		45
4.1	Conduct of Business by the Company	45
Article V ADDITIONAL AGREEMENTS		49
5.1	Proxy Statement; Registration Statement	49
5.2	Meeting of Company Stockholders; Board Recommendation	50
5.3	Acquisition Proposals	51
5.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	55
5.5	Public Disclosure	56
5.6	Regulatory Filings; Reasonable Efforts	56
5.7	Notification of Certain Matters	58
5.8	Third-Party Consents	58
5.9	Employee Benefit Matters	59
5.10	Indemnification	60
5.11	Nasdaq Listing	62
5.12	Treatment as Reorganization	62
5.13	Section 16 Matters	62
5.14	Company Rights Agreement; State Takeover Laws	63
5.15	Resignations	63
5.16	Parent Board	63
5.17	Labor Matters	63
5.18	Due Diligence Inquiry	63
5.19	Parent Capital Stock	64
Article VI CONDITIONS TO THE MERGERS		64
6.1	Conditions to the Obligations of Each Party to Effect Merger 1	64
6.2	Additional Conditions to the Obligations of the Company	64
6.3	Additional Conditions to the Obligations of Parent	65
6.4	Conditions Precedent to Obligations of the Parties to Consummate Merger 2	67
Article VII TERMINATION, AMENDMENT AND WAIVER		67
7.1	Termination	67
7.2	Notice of Termination; Effect of Termination	69
7.3	Fees and Expenses	69

7.4	Amendment	71
7.5	Extension; Waiver	71
Article VIII GENERAL PROVISIONS		72
8.1	Non-Survival of Representations and Warranties	72
8.2	Notices	72
8.3	Interpretation; Knowledge	73
8.4	Counterparts	75
8.5	Entire Agreement; Third-Party Beneficiaries	75
8.6	Severability	75
8.7	Other Remedies; Specific Performance	76
8.8	Governing Law	76
8.9	Jurisdiction	76
8.10	Rules of Construction	77
8.11	Assignment	77
8.12	Waiver of Jury Trial	77

TABLE OF DEFINED TERMS

Term	Section
1994/1995 Company Option	1.6(d)(ii)
Acquisition	7.3(b)(iii)
Acquisition Proposal	5.3(g)(i)
Additional Per Share Cash Consideration	1.6(a)(ii)
Agreement	Introduction
Appraisal Rights	1.14
Assumed Company Option	1.6(d)(iii)
Board Recommendation	5.2(b)
Book-Entry Shares	1.7(c)
Burdensome Condition	5.6(c)
Cancellation Offer	1.6(d)(i)
Cancelled Company Option	1.6(d)(ii)
Certificate of Merger 1	1.1(a)
Certificate of Merger 2	1.1(b)
Certificates of Merger	1.1(b)
Certificates	1.7(c)
Change of Recommendation	5.3(d)(ii)
Closing	1.2
Closing Date	1.2
COBRA	2.12(b)
Code	Recitals
Company	Introduction
Company Balance Sheet	2.4(b)
Company Charter Documents	2.1(b)
Company Common Stock	1.6(a)
Company Directors	5.16
Company Disclosure Letter	Article II
Company Employee Plan	2.12(a)
Company Employees	5.9(c)
Company Financials	2.4(b)
Company Material Adverse Effect	8.3(c)
Company Options	2.2(b)(i)
Company Permits	2.8(b)
Company Preferred Stock	2.2(a)(i)
Company Product Candidates	2.8(d)
Company Restricted Stock Units	1.6(a)(i)
Company Rights	1.6(a)
Company Rights Agreement	1.6(a)
Company Regulatory Permits	2.8(d)
Company Scheduled Contract	2.15(a)
Company SEC Reports	2.4(a)

Term	Section
Company Stock Plans	2.2(a)(i)
Company Stockholders’ Meeting	2.16
Company Termination Fee	7.3(b)(i)(1)
Confidentiality Agreement	5.4(a)
Contract	2.2(a)(ii)
Controlled Group Affiliate	2.12(e)
Cowen Agreement	2.10
CVR	1.6(a)(iii)
CVR Agreement	1.6(a)(iii)
D&O Insurance	5.10(b)
Denominator	1.6(a)(i)
Delaware Law	Recitals
Dissenting Shares	1.14
DGCL	1.1(a)
Drug Regulatory Agency	2.8(c)
Effect	8.3(c)
Employee	2.12(a)
Employee Agreement	2.12(a)
End Date	7.1(b)
Environmental Laws	2.14(b)
ERISA	2.12(b)
Exchange Act	2.3(d)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exchange Ratio	1.6(a)(i)
Existing Warrant	1.6(e)
FCPA	2.20
FDA	2.8(c)
FDCA	2.8(c)
GAAP	2.4(b)
GLP	2.8(e)
Governmental Entity	2.3(d)
Hazardous Materials	2.14(b)
HSR Act	2.3(d)
Indemnified Parties	5.10(a)
Intellectual Property	2.7(a)
Intellectual Property Contracts	2.7(b)
Intermediate Surviving Corporation	1.1(a)
Knowledge	8.3(b)
Leased Real Property	2.13(a)
Leases	2.13(a)
Legal Requirements	2.2(d)(ii)
Licensed Intellectual Property	2.7(b)
Liens	2.1(d)

v

Term	Section
LLC Act	1.1(b)
LW	1.2
Merger 1	1.1(a)
Merger 1 Effective Time	1.1(a)
Merger 2	1.1(b)
Merger 2 Effective Time	1.1(b)
Merger Consideration	1.6(a)(iii)
Mergers	1.1(b)
Merger Sub 1	Introduction
Merger Sub 1 Charter Documents	3.1(b)
Merger Sub 2	Introduction
Merger Sub 1 Common Stock	1.6(c)
Nasdaq	2.4(c)
New Plans	5.9(c)
New Warrant	1.6(e)
Numerator	1.6(a)(i)
Old Plan	5.9(c)
Option Cancellation Agreement	1.6(d)(i)
Option Cancellation Amount	1.6(a)(i)
Option Cancellation Payment	1.6(d)(i)
Parent	Introduction
Parent Balance Sheet	3.4(b)
Parent Common Stock	Recitals
Parent Common Stock Value	1.6(a)(i)
Parent Charter Documents	3.1(b)
Parent Disclosure Letter	Article III
Parent Financials	3.4(b)
Parent Material Adverse Effect	8.3(d)
Parent Options	3.2(b)(i)
Parent Parties	Introduction
Parent Preferred Stock	3.2(a)(i)
Parent Scheduled Contracts	3.12
Parent SEC Reports	3.4(a)
Parent Stock Plans	3.2(b)(i)
Per Share Stock Consideration	1.6(a)(i)
Permits	2.8(b)
Person	7.3(b)(iii)
Program Triggers	8.3(c)
Proxy Statement	2.16
Registered	2.7(a)
Registration Statement	2.16
Required Company Stockholders	2.3(a)
Sarbanes-Oxley Act	2.4(c)
Scheduled Intellectual Property	2.7(a)

Term	Section
SEC	2.3(d)
Securities Act	2.4(a)
Share Issuance	Recitals
Shares	1.6(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)
Superior Offer	5.3(g)(ii)
Surviving Entity	1.1(b)
Tax	2.6(a)
Tax Certificates	5.12(b)
Tax Opinions	5.12(b)
Tax Return	2.6(a)
Taxes	2.6(a)
Trade Secrets	2.7(a)
Triggering Event	7.1(h)
Voting Debt	2.2(c)

INDEX OF EXHIBITS

Exhibit 1.6	CVR Agreement
Exhibit 5.12(i)	Parent Tax Certificate
Exhibit 5.12(ii)	Company Tax Certificate

Company Disclosure Letter

Parent Disclosure Letter

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 24, 2008, by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”), Margaux Acquisition Corp., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub 1”), Latour Acquisition, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Parent (“Merger Sub 2,” and together with Parent and Merger Sub 1, the “Parent Parties”), and Pharmacopeia, Inc., a Delaware corporation (the “Company”).

RECITALS

A.                                   The respective Boards of Directors of Parent, Merger Sub 1 and the Company have each deemed it advisable and in the best interests of their respective companies and stockholders that Parent, Merger Sub 1 and the Company consummate the business combination and other transactions provided for herein in order to advance their respective long-term strategic business interests.

B.                                     The Board of Directors of Parent, on behalf of Parent, in its capacity as the sole managing member of Merger Sub 2, has deemed it advisable and in the best interests of Merger Sub 2 and its sole member that Merger Sub 2 consummate the business combination and other transactions provided for herein in order to advance its long-term strategic business interests.

C.                                     The respective Boards of Directors of Parent, Merger Sub 1 and the Company have each approved, in accordance with the applicable provisions of the laws of the state of Delaware (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Mergers (as defined herein).

D.                                    The Board of Directors of Parent, on behalf of Parent, in its capacity as the sole managing member of Merger Sub 2, has approved in accordance with the applicable provisions of Delaware Law, this Agreement and the transactions contemplated hereby, including the Mergers.

E.                                      The Board of Directors of the Company has resolved to recommend to its stockholders the adoption of this Agreement.

F.                                      Parent, as the sole stockholder of Merger Sub 1 and the sole managing member of Merger Sub 2, has adopted this Agreement and authorized the issuance of shares of Common Stock of Parent, par value $0.0001 per share (the “Parent Common Stock”) pursuant to the terms of this Agreement (the “Share Issuance”).

G.                                     Parent, Merger Sub 1, Merger Sub 2 and the Company desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.

H.                                    For United States federal income tax purposes, the parties intend that the Mergers, taken together, shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGERS

1.1                                 The Mergers.

(a)          Merger 1.  Upon the terms and subject to the conditions hereof, at the Merger 1 Effective Time, Merger Sub 1 shall be merged with and into the Company (“Merger 1”) and the separate corporate existence of Merger Sub 1 shall thereupon cease, and the Company shall continue as the surviving corporation (the “Intermediate Surviving Corporation”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Merger 1 shall become effective upon the filing of the certificate of merger with respect to Merger 1 (the “Certificate of Merger 1”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, or at such other time as Merger Sub 1 and the Company shall agree should be specified in the Certificate of Merger 1, which filing shall be made as soon as practicable on the Closing Date. When used in this Merger Agreement, the term “Merger 1 Effective Time” shall mean the time at which the Certificate of Merger 1 is accepted for filing by the Secretary of State of the State of Delaware or such time as otherwise specified in the Certificate of Merger 1. Merger 1 shall, from and after the Merger 1 Effective Time, have all the effects provided herein, in the Certificate of Merger 1 and in the applicable provisions of the DGCL.

(b)         Merger 2. Immediately following the consummation of Merger 1, upon the terms and subject to the conditions hereof, at the Merger 2 Effective Time, the Intermediate Surviving Corporation shall be merged with and into Merger Sub 2 (“Merger 2” and, together with Merger 1, the “Mergers”) and the separate corporate existence of the Intermediate Surviving Corporation shall thereupon cease, and Merger Sub 2 shall continue as the surviving entity (the “Surviving Entity”) in accordance with the Limited Liability Company Act of the State of Delaware (the “LLC Act”). Merger 2 shall become effective upon the filing of the certificate of merger with respect to Merger 2 (the “Certificate of Merger 2” and, together with the Certificate of Merger 1, the “Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the provisions of the LLC Act, or at such other time as Merger Sub 2 and the Intermediate Surviving Corporation shall agree should be specified in the Certificate of Merger 2, which filing shall be made as soon as practicable on the Closing Date following the Merger 1 Effective Time. When used in this Merger Agreement, the term “Merger 2 Effective Time” shall mean the time at which the Certificate of Merger 2 is accepted for filing by the Secretary of State of the State of Delaware or such time as otherwise specified in the Certificate of Merger 2. Merger 2 shall, from and after the Merger 2 Effective Time, have all the effects provided herein, in the Certificate of Merger 2 and in the applicable provisions of the LLC Act.

1.2                                 Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP (“LW”), located at 12636 High Bluff Drive, Suite 400, San Diego, California, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

1.3                                 Effect of the Mergers.  At the Merger 1 Effective Time and Merger 2 Effective Time, the effect of Merger 1 and Merger 2, respectively, shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) at the Merger 1 Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub 1 shall vest in the Intermediate Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub 1 shall become the debts, liabilities and duties of the Intermediate Surviving Corporation, and (ii) at the Merger 2 Effective Time, all the property, rights, privileges, powers and franchises of the Intermediate Surviving Corporation and Merger Sub 2 shall vest in the Surviving Entity, and all debts, liabilities and duties of the Intermediate Surviving Corporation and Merger Sub 2  shall become the debts, liabilities and duties of the Surviving Entity.

1.4                                 Organizational Documents.

(a)          At the Merger 1 Effective Time, the certificate of incorporation of Merger Sub 1, as in effect immediately prior to the Merger 1 Effective Time, shall be the certificate of incorporation of the Intermediate Surviving Corporation. At the Merger 2 Effective Time, the limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Merger 2 Effective Time, shall become the limited liability company agreement of the Surviving Entity except that Parent may provide for the amendment of the name of the Surviving Entity to Pharmacopeia, LLC.

(b)         At the Merger 1 Effective Time, the bylaws of Merger Sub 1, as in effect immediately prior to the Merger 1 Effective Time, shall be the bylaws of the Intermediate Surviving Corporation.

1.5                                 Managing Member, Directors and Officers.  The directors and officers of Merger Sub 1 immediately prior to the Merger 1 Effective Time shall be the directors and officers of the Intermediate Surviving Corporation. The managing member and officers of Merger Sub 2 immediately prior to the Merger 2 Effective Time shall be the managing member and officers of the Surviving Entity, each to hold office in accordance with the limited liability company agreement of the Surviving Entity, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the limited liability company agreement of the Surviving Entity and in accordance with applicable Legal Requirements.

1.6                                 Effect of Merger 1 on Capital Stock of the Company.  Subject to the terms and conditions of this Agreement and the DGCL, at the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of Parent, Merger Sub 1, the Company or the holders of any shares of capital stock of the following securities, the following shall occur:

(a)          Company Common Stock. Each share of the Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock”), including the associated preferred share purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement between Pharmacopeia Drug Discovery, Inc. and American Stock Transfer & Trust Company, dated April 30, 2004 (“Company Rights Agreement”) (the Company Rights, together with the shares of the Company Common Stock, are hereinafter referred to as the “Shares”), issued and outstanding immediately prior to the Merger 1 Effective Time and each Share issuable pursuant to the Company Restricted Stock Units (as defined below) (other than (i) any Shares to be canceled pursuant to Section 1.6(b) and (ii) Dissenting Shares (as defined below)), will be canceled and extinguished and automatically converted (subject to Section 1.6(f)) into the right to receive:

(i)                                     a portion of a validly issued, fully paid and nonassessable share of Parent Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”) upon surrender of the certificate representing such Share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). “Exchange Ratio” means an amount equal to (A) (i) 17,600,000, minus (ii) the quotient of the aggregate Option Cancellation Payments made by the Company in accordance with Section 1.6(d) hereof divided by the Parent Common Stock Value and rounded to the nearest whole number (the “Option Cancellation Amount”) (the “Numerator”), divided by (B) an amount equal to the sum of (x) the aggregate number of Shares of Company Common Stock issued and outstanding immediately prior to the Merger 1 Effective Time, (y) the aggregate number of Shares of Company Common Stock issuable pursuant to restricted stock units issued under the Company Stock Plans issued and outstanding immediately prior to the Merger 1 Effective Time (the “Company Restricted Stock Units”) (after giving effect to any accelerated vesting as a result of the transactions contemplated by this Agreement), and (z) the aggregate number of Shares of Company Common Stock into which the Company Options issued and outstanding immediately prior to the Merger 1 Effective Time, if any, would be exercisable (after giving effect to any accelerated vesting as a result of the transactions contemplated by this Agreement), but without counting (1) the Company Options which will be canceled in accordance with Section 1.6(d) hereof prior to the Merger 1 Effective Time and (2) the aggregate number of Shares of Company Common Stock issuable upon exercise of Company Options which are excluded pursuant to the final paragraph of this subsection (a), (collectively, the “Denominator”); provided, however, that notwithstanding the foregoing, (1) if the Parent Common Stock Value is greater than $3.75 but not greater than $4.50, then the Numerator shall be equal to an amount that is the quotient of (I)(a) $66,000,000 minus (b) the aggregate Option Cancellation Payments divided by (II) such Parent Common Stock Value, (2) if the Parent Common Stock Value is greater than $4.50, then the Numerator shall be equal to 14,700,000 minus the Option Cancellation Amount, or (3) if the Parent Common Stock Value is less than

$3.00, then the Numerator shall be equal to an amount that is the quotient of (A)(x) $52,800,000 minus (y) the aggregate Option Cancellation Payments divided by (B) such Parent Common Stock Value, but in no event shall the Numerator exceed 18,000,000. “Parent Common Stock Value” means the volume weighted average of the per share daily closing prices of a share of Parent Common Stock on The Nasdaq Global Market, as reported in The Wall Street Journal during the 20 consecutive trading days ending on the fifth trading day prior to the date that the Company Stockholders’ Meeting is held. The Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Common Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of a cent;

(ii)                                  (A) if the Parent Common Stock Value is equal to or greater than $2.38, but less than $3.00, per share cash consideration, if any, in an amount equal to the quotient obtained by dividing (1) an amount equal to (x) $52,800,000 minus the aggregate Option Cancellation Payments less (y) an amount equal to the product of such Parent Common Stock Value multiplied by the Numerator, by (2) the Denominator; and (B) if the Parent Common Stock Value is less than $2.38, per share cash consideration in an amount equal to the quotient obtained by dividing (x) $10,000,000 minus the aggregate Option Cancellation Payment by (y) the Denominator. Any cash consideration payable pursuant to this Section 1.6(a)(ii) shall be made without interest and herein referred to as the “Additional Per Share Cash Consideration”; and

(iii)                               one contingent value right (a “CVR”) which shall be subject to the terms and conditions of a contingent value rights agreement (the “CVR Agreement”) substantially in the form attached hereto as Exhibit 1.6, and providing for an aggregate of $15 million in cash payable to the holders of the CVRs under certain circumstances. Any Merger Consideration payable pursuant to this clause (iii) relating to the Assumed Company Options and New Warrants will be paid by Parent upon exercise of such Assumed Company Option or New Warrant by the holder thereof and following the receipt by Parent of the applicable exercise price therefor.

The Per Share Stock Consideration, Additional Per Share Cash Consideration, if any, and CVR to be received in respect of each Share of Company Common Stock pursuant to this Section 1.6(a) are collectively referred to herein as the “Merger Consideration.”  In calculating the Denominator in clauses (i) and (ii) above, the Shares of Company Common Stock issuable upon exercise of Company Options not cancelled pursuant to Section 1.6(d) hereof shall be included in the calculation, except to the extent their exclusion would not conflict with the provisions of the following sentence and such Company Common Stock so issuable shall be excluded from the Denominator. Notwithstanding the foregoing, in no event will the aggregate number of shares of Parent Common Stock payable as Merger Consideration (including the Parent Common Stock which may be issuable with respect to the Company Restricted Stock Units, the Company Options which will not be cancelled in accordance with Section 1.6(d) hereof and the Existing Warrants) exceed 19.99% of the number of issued and outstanding shares of Parent Common Stock on the date of execution of this Agreement.

(b)         Cancellation of Treasury and Parent Owned Stock. Each Share of Company Common Stock, if any, held by the Company or Parent or any direct or indirect wholly-owned

Subsidiary of Parent immediately prior to the Merger 1 Effective Time shall be canceled and extinguished without any conversion thereof. Each Share of Company Common Stock, if any, held by any direct or indirect Subsidiary of the Company shall remain outstanding and shall become that number of shares of the Intermediate Surviving Corporation that bear the same ratio to the aggregate number of outstanding shares of the Intermediate Surviving Corporation as the number of shares held by such Subsidiary bore to the aggregate number of outstanding Shares of Company Common Stock immediately prior to the Merger 1 Effective Time.

(c)          Capital Stock of Merger Sub 1. Each share of common stock, par value $0.001, of Merger Sub 1 (the “Merger Sub 1 Common Stock”) issued and outstanding immediately prior to the Merger 1 Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Intermediate Surviving Corporation. Following the Merger 1 Effective Time, each certificate evidencing ownership of shares of Merger Sub 1 Common Stock shall evidence ownership of such shares of capital stock of the Intermediate Surviving Corporation.

(d)         Stock Options.

(i)                                     Prior to the Merger 1 Effective Time, the Company shall offer to cancel, effective immediately prior to the Merger 1 Effective Time, any of the Company Options granted under the Company Stock Plans (a “Cancellation Offer”) in exchange for the payment of an amount to be determined by the Company up to $0.20 per share of Company Common Stock subject to such Company Options (each such payment, an “Option Cancellation Payment”); provided, however, that in no event shall the Option Cancellation Payments exceed $1,000,000 in the aggregate. To facilitate the foregoing, an option cancellation agreement (and other appropriate and customary information and transmittal materials) in such form as Parent and the Company shall mutually agree (an “Option Cancellation Agreement”) shall be distributed to each holder of a Company Option to whom a Cancellation Offer is made. The Option Cancellation Agreements shall provide that, upon execution by the holder of such Company Option and delivery of such Option Cancellation Agreement to the Company in accordance with the provisions set forth herein, such Company Option shall be cancelled in accordance with its terms, effective immediately prior to the Merger 1 Effective Time, and the holder of such Company Option, in cancellation and settlement therefor, shall be entitled to an Option Cancellation Payment reduced by any applicable withholding Taxes. The Option Cancellation Agreement will include a release of claims against the Company with respect to such Company Options. The Board of Directors of the Company shall adopt all appropriate resolutions and take all other actions necessary with respect to the Company Options subject to an Option Cancellation Agreement, to terminate the relevant individual option agreements and cancel the relevant Company Options as necessary to effectuate the provisions of this Section 1.6(d)(i). Any Cancellation Offer by the Company shall be on such terms and conditions as are reasonably acceptable to Parent and shall comply in all material respects with applicable federal and state securities laws, including, if necessary, the rules applicable to tender offers.

(ii)                                  At the Merger 1 Effective Time, each Company Option granted under the Amended and Restated 1994 Incentive Stock Plan of the Company and the 1995 Director Option Plan of the Company that is outstanding and unexercised immediately prior to the Merger 1 Effective Time and that is not subject to an effective Option Cancellation Agreement shall not be assumed by the Intermediate Surviving Corporation or Parent, but shall instead be cancelled (each such Company Option, a “1994/1995 Company Option”). As of the Merger 1 Effective Time, all 1994/1995 Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a 1994/1995 Company Option shall cease to have any rights with respect thereto. Prior to the Merger 1 Effective Time, the Company agrees to take all necessary action to (i) effect the termination of all 1994/1995 Company Options outstanding immediately prior to the Merger 1 Effective Time pursuant to this Section 1.6(d)(ii) and (ii) effect the termination, as of the Merger 1 Effective Time, of the Amended and Restated 1994 Incentive Stock Plan of the Company and the 1995 Director Option Plan of the Company and any other plan or agreement pursuant to which 1994/1995 Company Options have been issued by the Company. Each 1994/1995 Company Option cancelled pursuant to this Section 1.6(d)(ii) and each Company Option cancelled pursuant to an effective Option Cancellation Agreement pursuant to Section 1.6(d)(i) above, is referred to herein as a “Cancelled Company Option”).

(iii)                               At the Merger 1 Effective Time, each Company Option that is not a Cancelled Company Option and that is outstanding and unexercised immediately prior to the Merger 1 Effective Time (whether vested or unvested) will be assumed by Parent (each, an “Assumed Company Option”). Each Assumed Company Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Assumed Company Option (including any applicable stock option agreement or other document evidencing such Assumed Company Option) immediately prior to the Merger 1 Effective Time (including any repurchase rights or vesting provisions), except that such Assumed Company Option will be exercisable (or will become exercisable in accordance with its terms) for the applicable Merger Consideration instead of shares of Company Common Stock.

(iv)                              Prior to the Merger 1 Effective Time, Parent shall take all necessary action to assume and adopt, effective as of the Merger 1 Effective Time, the Company’s Amended and Restated 2004 Stock Incentive Plan and the Company’s 2000 Stock Option Plan solely to the extent there are any Assumed Company Options granted thereunder. Following the Merger 1 Effective Time, Parent shall not issue any additional options under such plans, and the share reserve under each such plan shall be automatically reduced to the number of shares of Parent Common Stock issuable pursuant to the Assumed Company Options granted under such plan.

(e)          Warrants. Subject to the consummation of Merger 1, effective as of immediately prior to the Merger 1 Effective Time, each warrant to acquire Shares of the capital stock of the Company (each, an “Existing Warrant”) shall be converted into a new warrant (each, a “New Warrant”) entitling its holder to receive, at a total price not to exceed that payable upon the exercise or conversion of the Existing Warrant, and in lieu of the Shares of the capital stock of the Company theretofore issuable upon exercise or conversion of the Existing Warrant, the applicable Merger Consideration that would have been receivable upon Merger 1 by the holder of the Existing Warrant if the Existing Warrant had been exercised immediately prior to the Merger 1 Effective Time.

(f)            Fractional Shares; Additional Per Share Cash Consideration. No fraction of a share of Parent Common Stock will be issued by virtue of Merger 1, but in lieu thereof each holder of record of Shares of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the Parent Common Stock Value. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall, or shall cause the Surviving Entity to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof. The aggregate Additional Per Share Cash Consideration, if any, included in the Merger Consideration to which a holder of Shares of Company Common Stock would otherwise be entitled for all of such holder’s shares shall be rounded to the nearest cent.

(g)         Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification, combination or exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock having a record date on or after the date hereof and prior to the Merger 1 Effective Time.

1.7                                 Surrender of Certificates.

(a)          Exchange Agent. Parent shall select an institution reasonably satisfactory to the Company to act as the exchange agent (the “Exchange Agent”) with respect to Merger 1.

(b)         Parent to Provide Common Stock and Cash. Prior to the Merger 1 Effective Time, Parent shall enter into an agreement with the Exchange Agent which shall provide that Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the applicable Merger Consideration payable pursuant to Section 1.6 in exchange for outstanding Shares of Company Common Stock. In addition, Parent shall make available as necessary from time to time after the Merger 1 Effective Time as needed, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of Shares of Company Common Stock may be entitled pursuant to Section 1.7(d). Any cash and Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c)          Exchange Procedures. Promptly after the Merger 1 Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Merger 1 Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Merger 1 Effective Time represented outstanding Shares of Company Common Stock or non-certificated Shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent and shall be in customary form and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for certificates representing whole shares of Parent Common Stock, CVRs and the cash, if any, constituting the Merger Consideration, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates or Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which, at the election of Parent, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Legal Requirements or regulation), the portion of the cash, if any, constituting the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), the CVRs to which such holder is entitled pursuant to Section 1.6(a), the payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), the payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), may be paid to a transferee if the Certificates or Book-Entry Shares representing such shares of Company Common Stock are presented and surrendered to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, such other documents and guarantees as may be required by the Exchange Agent and by evidence that any applicable stock transfer taxes have been paid, and any such Certificates or Book-Entry Shares so presented and surrendered shall be forthwith canceled. Until so surrendered, outstanding Certificates and Book-Entry Shares will be deemed from and after the Merger 1 Effective Time, for all corporate purposes, to evidence (i) the ownership of the number of full shares of Parent Common Stock into which such Shares of Company Common Stock shall have been so converted pursuant to Section 1.6(a), (ii) the right to receive the cash portion, if any, constituting the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), (iii) the CVRs to which such holder is entitled pursuant to Section 1.6(a), (iv) the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and (v) any dividends or distributions payable pursuant to Section 1.7(d).

(d)         Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Merger 1 Effective Time and no payment in lieu of fractional shares pursuant to Section 1.6(f) will be paid to the holders of any unsurrendered Certificates or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby until the holders of such Certificates or Book-Entry Shares shall surrender such Certificates or Book-Entry Shares in the manner provided in this Section 1.7. Subject to applicable Legal Requirements, following surrender of any such Certificates or Book-Entry Shares in the manner provided in this Section 1.7, the Exchange Agent shall deliver to the holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Parent Common Stock issued in exchange therefor, pursuant to Section 1.6(a), the CVRs to which such holder(s) is entitled pursuant to Section 1.6(a), the cash, if any, constituting the Merger Consideration payable in exchange therefor pursuant to Section 1.6(a) along with payment in lieu of fractional shares pursuant to Section 1.6(f) and the amount of any such dividends or other distributions with a record date after the Merger 1 Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger 1 Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(e)          Transfers of Ownership. If shares of Parent Common Stock are to be issued in a name other than that in which the Certificates or Book-Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the issuance of shares of Parent Common Stock in any name other than that of the registered holder of the Certificates or Book-Entry Shares surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f)            Required Withholding. Each of Parent, the Intermediate Surviving Corporation, the Surviving Entity, and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under the Code, under any provision of state, local or foreign Tax law, or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(g)         No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, the Intermediate Surviving Corporation, the Surviving Entity, nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)         Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided that no gain or loss thereon or income or loss generated thereby shall affect the amounts payable to Company stockholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article I shall promptly be paid to Parent.

(i)             Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares one (1) year after the

Merger 1 Effective Time shall, at the request of Parent, be delivered to Parent or otherwise according to the instruction of Parent, and any holders of the Certificates or Book-Entry Shares who have not surrendered such Certificates or Book-Entry Shares in compliance with this Section 1.7 shall after such delivery to Parent look only to Parent for the shares of Parent Common Stock, CVRs and cash, if any, constituting the Merger Consideration pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d) with respect to the Shares of Company Common Stock formerly represented thereby. If any Certificate or Book-Entry Share shall not have been surrendered prior to three (3) years after the Merger 1 Effective Time (or immediately prior to such earlier time as such amounts would otherwise escheat to or become property of any Governmental Entity), any such portion of the Exchange Fund (including amounts held by Parent after the distribution to it of the Exchange Fund) remaining unclaimed by holders of Shares of Company Common Stock immediately prior to such time shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.8                                 No Further Ownership Rights in Company Common Stock.  The Merger Consideration issued and paid upon the surrender for exchange of Shares of Company Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Sections 1.6(a) and 1.6(f) and any dividends or distributions paid in respect thereof pursuant to Section 1.7(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Intermediate Surviving Corporation of Shares of Company Common Stock which were outstanding immediately prior to the Merger 1 Effective Time. On or after the Merger 1 Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent, Parent, the Intermediate Surviving Corporation or the Surviving Entity for any reason shall, subject to compliance with Section 1.7, be converted into the Merger Consideration to which such holder is entitled pursuant to Section 1.6(a), any cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 1.6(f) and any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(d), in each case without any interest thereon.

1.9                                 Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, CVRs and cash, if any, constituting the Merger Consideration as to which such holder is entitled pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that the Exchange Agent may, as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company, the Intermediate Surviving Corporation, the Surviving Entity, or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.10                           [Intentionally Omitted].

1.11                           Effect of Merger 2 on Capital Stock of the Intermediate Surviving Corporation and on the Membership Units of Merger Sub 2.  As of the Merger 2 Effective Time, by virtue of Merger 2 and without any action on the part of the holder of any shares of capital stock of the Intermediate Surviving Corporation or any membership units of Merger Sub 2:

(a)          All of the issued and outstanding shares of capital stock of the Intermediate Surviving Corporation shall be converted into and become 50% of the issued and outstanding membership interests of the Surviving Entity; and

(b)         All of the issued and outstanding membership interests of Merger Sub 2 shall be converted into and become 50% of the issued and outstanding membership interests of the Surviving Entity.

1.12                           Tax Consequences.  It is intended by the parties hereto that, for United States federal income tax purposes, the Mergers, taken together, shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

1.13                           Further Action.  The parties hereto shall execute and deliver such certificates and other documents and take such other actions as may be reasonably necessary or appropriate in order to effect the Mergers, including, but not limited to, making filings, recordings or publications required under the DGCL and the LLC Act. If at any time after the Merger 2 Effective Time any further action is necessary to vest in the Surviving Entity the title to all property or rights of Merger Sub 1, Merger Sub 2 or the Company, the managing member and authorized officers of the Surviving Entity are fully authorized in the name of Merger Sub 1, Merger Sub 2 or the Company, as the case may be, to take, and shall take, any and all such lawful action.

1.14                           Dissenter’s Rights. Notwithstanding anything in this Agreement to the contrary, Shares of Company Common Stock issued and outstanding immediately prior to the Merger 1 Effective Time held by a holder who is entitled to demand and properly demands appraisal of such Shares of Company Common Stock (“Dissenting Shares”), pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Rights”), shall not be converted into the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be due such holder pursuant to Section 262 of Delaware Law unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to such payment or appraisal. From and after the Merger 1 Effective Time, a holder of Dissenting Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Company or the Intermediate Surviving Corporation. If, after the Merger 1 Effective Time, such holder fails to perfect, withdraws or otherwise loses any such Appraisal Rights, each such share of such holder shall no longer be considered a Dissenting Share and shall be deemed to have converted as of the Merger 1 Effective Time into the right to receive the Merger Consideration in accordance with Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). The

Company shall give prompt notice to Parent of any demands received by the Company for appraisal of Shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Delaware Law received by the Company, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. Prior to the Merger 1 Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in writing in the disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement) supplied by the Company to Parent dated as of the date hereof and certified by a duly authorized executive officer of the Company (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub 1 as follows:

2.1                                 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)          Organization; Standing and Power. The Company and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(b)         Charter Documents. The Company has delivered or made available to Parent: (i) a true and correct copy of its Certificate of Incorporation (including any Certificate of Designations) and its Bylaws, each as amended or amended and restated to date (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in material violation of its respective Subsidiary Charter Documents.

(c)          Minutes. The Company has made available to Parent and its representatives true and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting, including in each case a summary of any resolutions adopted by the Board of Directors of the Company) of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Subsidiaries held since September 30, 2005.

(d)         Subsidiaries. Section 2.1(d) of the Company Disclosure Letter sets forth each Subsidiary of the Company. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, possess, use, sell, transfer or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.

2.2                                 Capital Structure.

(a)          Capital Stock.

(i)                                     The authorized capital stock of the Company consists of: (1) 100,000,000 Shares of Company Common Stock, par value $0.01 per share and (2) 2,500,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on September 19, 2008: (i) 29,775,543 Shares of Company Common Stock were issued and outstanding, and (ii) no shares of Company Preferred Stock were issued and outstanding. Since the close of business on September 19, 2008 through the execution of this Agreement, the Company has not issued any Shares of Company Common Stock, other than pursuant to the exercise of Company Options outstanding as of September 19, 2008 and granted pursuant to the Company Stock Plans. No Shares of Company Common Stock are owned or held by the Company or any Subsidiary of the Company. For purposes of this Agreement, “Company Stock Plans” shall mean the Company’s Amended and Restated 2004 Stock Incentive Plan, the Amended 1994 Incentive Stock Plan of the Company, the 1995 Director Option Plan of the Company, the 2000 Stock Option Plan of the Company and any other plan or agreement pursuant to which Company Options have been issued by the Company.

(ii)                                  All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. For purposes of this Agreement, “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(b)         Stock Options, Warrants and Restricted Stock Units.

(i)                                     As of the close of business on September 19, 2008: (i) 4,157,353 Shares of Company Common Stock were subject to issuance pursuant to outstanding options to purchase Company Common Stock under the Company Stock Plans (the “Company Options”), (ii) 2,680,119 Shares of Company Common Stock were reserved for future issuance pursuant to Company Options or other equity-based awards available for grant under the Company Stock Plans, (iii) 232,000 Shares of Company Common Stock were subject to issuance pursuant to outstanding Company Restricted Stock Units, and (iv) 1,626,063 Shares of Company Common Stock were subject to issuance pursuant to the Existing Warrants. Since the close of business on September 19, 2008 through the execution of this Agreement, no Company Options or Company Restricted Stock Units have been granted and no Shares of Company Common Stock have been reserved for future issuance pursuant to Company Options, Company Restricted Stock Units or other equity-based awards available for grant under the Company Stock Plans. There are no outstanding or authorized stock appreciation, phantom stock, stock-based performance units, agreements, understandings, claims or other commitments or other similar rights (whether payable in stock, cash or other property) of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company.

(ii)                                  Section 2.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Company Option issued and (a) the particular Company Stock Plan pursuant to which such Company Option was granted, (b) the name and last known state of domicile of the holder of such Company Option, (c) the number of Shares of Company Common Stock subject to such Company Option, (d) the exercise price of such Company Option (and whether such option is subject to Section 409A of the Code), (e) the date on which such Company Option was granted, (f) the applicable vesting schedule (including any acceleration provisions with respect thereto), and the extent to which such Company Option is vested and exercisable as of the date hereof, (g) the date on which such Company Option expires, and (h) whether such Company Option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. All Shares of Company Common Stock subject to issuance under any Company Stock Plan or otherwise, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. True and complete copies of the forms of all agreements relating to Company Options issued under the Company Stock Plans have been provided to Parent, such forms of agreements are not materially different from the agreements evidencing such Company Options (other than with respect to the name of the holder, the per share exercise price, the number of Shares subject to such Company Options and the applicable vesting schedule), and such agreements and instruments have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements in any case from the forms provided to Parent (or the actual agreements evidencing such Company Options).

(iii)                               Section 2.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Company Restricted Stock Unit issued and (a) the particular Company Stock Plan pursuant to which such Company Restricted Stock Unit was granted, (b) the name and last known state of domicile of the holder of such Company Restricted Stock Unit, (c) the number of

Shares of Company Common Stock subject to such Company Restricted Stock Unit, (d) the exercise price of such Company Restricted Stock Unit (and whether such Company Restricted Stock Unit is subject to Section 409A of the Code), (e) the date on which such Company Restricted Stock Unit was granted, and (f) the applicable vesting schedule (including any acceleration provisions with respect thereto). True and complete copies of the forms of all agreements relating to Company Restricted Stock Units issued under the Company Stock Plans have been provided to Parent, such forms of agreements are not materially different from the agreements evidencing such Company Restricted Stock Units (other than with respect to the name of the holder, the number of Shares subject to such Company Restricted Stock Units and the applicable vesting schedule), and such agreements and instruments have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements in any case from the forms provided to Parent (or the actual agreements evidencing such Company Restricted Stock Units).

(iv)                              Section 2.2(b) of the Company Disclosure Letter sets forth a list of each outstanding Existing Warrant issued and (a) the name of the original holder of such Existing Warrant, (b) the number of Shares of Company Common Stock subject to such Existing Warrant, (c) the exercise price of such Existing Warrant, and (d) the date on which such Existing Warrant expires. True and complete copies of the forms of all agreements relating to each Existing Warrant have been provided to Parent, such forms of agreements are substantially the same as the agreements evidencing such Existing Warrants (other than with respect to the name of the holder and the number of Shares subject to such Existing Warrant), and such agreements have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements.

(c)          Voting Debt. No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which are convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or its Subsidiaries, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).

(d)         Other Securities.

(i)                                     As of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.

(ii)          All outstanding Shares of Company Common Stock, all outstanding Company Options, outstanding warrants of the Company, and all outstanding shares of capital stock of each Subsidiary of the Company have been issued and granted in compliance in all material respects with (i) all applicable federal, state and foreign securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts. There are not any outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans, anti-takeover plans or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

2.3                                 Authority; Non-Contravention; Necessary Consents.

(a)          Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the CVR Agreement, subject to the adoption and approval of Merger 1 by the Required Company Stockholders (as defined below), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the CVR Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the CVR Agreement or to consummate Merger 1 and the other transactions contemplated hereby and thereby, subject only to the adoption of this Agreement by the Required Company Stockholders and the filing of the Certificate of Merger 1 as required by the DGCL. The affirmative vote of the holders of a majority of the outstanding Shares of Company Common Stock (the “Required Company Stockholders”) is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement, the consummation of Merger 1 and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)         Non–Contravention. The execution and delivery of this Agreement and the CVR Agreement by the Company does not, and the performance of this Agreement and the CVR Agreement by the Company will not: (i) assuming the Required Company Stockholders adopt this Agreement, conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(d), conflict with or violate any material Legal Requirements applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its Subsidiaries rights or materially alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to, any Company Scheduled Contract, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not be material to the Company and its Subsidiaries, taken as a whole. Section 2.3(b) of the Company Disclosure Letter lists all consents, waivers and approvals under any of the Company Scheduled Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a loss of benefits to the Company or any of its Subsidiaries that would be material to the Company and its Subsidiaries, taken as a whole.

(c)          Section 2.3(c) of the Company Disclosure Letter lists all consents, waivers and approvals under any of the Company’s or its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby (including Merger 1), which, if individually not obtained, would reasonably be expected to result in a Company Material Adverse Effect.

(d)         Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the CVR Agreement or the consummation of Merger 1 and other transactions contemplated hereby or thereby, except for: (i) the filing of the Certificate of Merger 1 with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the effectiveness of the Registration Statement, in which the Proxy Statement will be included, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and satisfaction of such other requirements of the comparable applicable laws of other jurisdictions, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (v) such other consents, orders, authorizations, filings, declarations, approvals and registrations which if not obtained or made would materially adversely affect the ability of the parties hereto to consummate Merger 1 within the time frame in which Merger 1 would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

2.4                                 SEC Filings; Financial Statements; Internal Controls.

(a)          SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since September 30, 2005. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Company SEC Reports.”  As of their respective dates or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Company SEC Report (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports and (ii) did not at the time such Company SEC Report was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC. The Company has not prepared any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(b)         Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”) (as amended or supplemented prior to the date of this Agreement, if applicable):  (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to the Company and its Subsidiaries, taken as a whole. The Company does not intend to correct or restate, nor to the Company’s Knowledge, is there any basis for any correction or restatement of, in any material respect, any aspect of the Company Financials. The balance sheet of the Company dated as of June 30, 2008 contained in the Company SEC Report filed with the SEC on July 31, 2008 is hereinafter referred to as the “Company Balance Sheet.”  Except as disclosed in the Company Financials, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business since June 30, 2008, or (3) which are not, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.

(c)          Internal Controls. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2007, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2007. Since December 31, 2007 and through the date hereof, to the Knowledge of the Company, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2007, and conclude, after such assessment, that such controls were effective. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC since December 31, 2005. The Company and each of its Subsidiaries has established and maintains and adheres to and enforces in all material respects a system of internal control over financial reporting, which is sufficient in all material respects to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP. To the Knowledge of the Company, since the date of the Company’s most recent quarterly report on Form 10-Q filed with the SEC, neither the Company nor any of its Subsidiaries (including any Employee), nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company and its Subsidiaries, (B) any fraud, whether or not material, that involves the Company’s management or other Employees, or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials since January 1, 2008, the Company has disclosed in the Company SEC Reports all significant deficiencies and material weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of the internal control over financial reporting utilized by the Company and its Subsidiaries. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market, Inc. (“Nasdaq”).

2.5                                 Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect. Except as set forth in Section 2.5 of the Company Disclosure Letter, during the period from the date of the Company Balance Sheet to the date hereof, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the Company’s capital stock or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities, other than repurchases of unvested shares in connection with the termination of the employment relationship with any employee, or upon the resignation of any director or consultant, pursuant to stock option or purchase agreements and, in each case, at no cost or for a de minimis cost, (ii) any split, combination or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock; (iii) any granting by the Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases in the ordinary course of business consistent with past practice, or any payment by the Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company or any of its Subsidiaries of any increase in severance or termination pay or any entry by the Company or any of its Subsidiaries into any currently effective employment, severance, termination, change of control or indemnification agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are not officers and are terminable “at will” without the Company or its Subsidiaries incurring any material liability or financial obligation), (iv) entry by the Company or any of its Subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property other than licenses, distribution agreements, advertising agreements, sponsorship agreements or merchant program agreements entered into in the ordinary course of business consistent with past practice, (v) any amendment or consent with respect to any Company Scheduled Contract in effect since the date of the Company Balance Sheet, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (vii) any change in any Tax accounting method, Tax accounting period or Tax election, any amended Tax Return filed, any settlement or compromise with respect to any Tax liability or claims, any agreement to extend or waive the statute of limitations with respect to the assessment or determination of Taxes, any Tax indemnity, Tax allocation or Tax sharing agreement entered into, any private letter ruling, closing agreement or similar ruling or agreement entered into with respect to any Tax, or any surrender of any right to claim a Tax refund, in each case by the Company or any of its Subsidiaries, or (viii) any material revaluation by the Company or any of its Subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice.

2.6                                 Taxes.

(a)          Definitions. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes,

assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; and “Tax Return” shall mean any report, return (including information return), claim for refund, election, estimated tax filing or declaration relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

(b)         Tax Matters.

(i)                                     The Company and each of its Subsidiaries have prepared or caused to be prepared and timely filed or caused to be filed all required material Tax Returns relating to any and all Taxes concerning or attributable to the Company, its Subsidiaries or their respective operations, taking into account any extensions of time within which to file such Tax Returns, and such Tax Returns, in all material respects, are true and correct and have been completed in accordance with applicable Legal Requirements. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(ii)                                  The Company and each of its Subsidiaries have timely paid all material Taxes required to be paid, and paid or withheld with respect to their Employees and other third parties (and paid over to the appropriate Taxing authority) all income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld. No claim has ever been made by any Taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax in that jurisdiction.

(iii)                               Neither the Company nor any of its Subsidiaries has been delinquent in the payment of any material Tax, nor is there any material Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)                              No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is pending or presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.

(v)                                 Neither the Company nor any of its Subsidiaries has any material liabilities for unpaid Taxes as of the date of the Company Balance Sheet which have not been accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

(vi)                              The Company has made available to Parent or its legal counsel, copies of all material Tax Returns for the Company and each of its Subsidiaries filed since the fiscal year ended December 31, 2004.

(vii)                           There are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except for liens for current Taxes not yet due and payable or Taxes which are being contested in good faith and for which adequate reserves have been established on the Company Balance Sheet in accordance with GAAP.

(viii)                        Neither the Company nor any of its Subsidiaries is, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(ix)                                Except as set forth in Section 2.6(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code Section 1504(a)) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its Subsidiaries owe any amount under any such agreement and (c) any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of law, by contract, or otherwise.

(x)                                   Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the four-year period immediately preceding the Closing Date.

(xi)                                Neither the Company nor any of its Subsidiaries has engaged in a reportable transaction under Treasury Regulations Section 1.6011-4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction.

(xii)                             Neither the Company nor any of its Subsidiaries (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; and (ii) was created or organized both in the United States and in a foreign jurisdiction such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(xiii)                          None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the Company’s affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.7                                 Intellectual Property.  Section 2.7(a) of the Company Disclosure Letter sets forth a true and complete list of all Registered (i) trademarks, service marks,

certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, and similar proprietary rights in inventions, discoveries, analytic models, improvements, products, product candidates, processes, schematics, business methods, formulae, drawings, prototypes, designs and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other material intellectual property or proprietary rights ((i) through (v) collectively, “Intellectual Property”), in each case that are currently owned or co-owned by the Company or its Subsidiaries, except for Intellectual Property that the Company or its Subsidiaries intentionally abandoned by the Company or its Subsidiaries, indicating for each registered item the registration or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”). The Company and/or its Subsidiaries exclusively or jointly own with third parties (beneficially, and of record where applicable) or has the valid right to use all Scheduled Intellectual Property, and to the Knowledge of the Company, free and clear of all Liens (excluding licenses, covenants not to sue and related restrictions). To the Knowledge of the Company, the Scheduled Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s and its Subsidiaries’ use thereof or its rights thereto, except as would not reasonably be expected to have a Company Material Adverse Effect. “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(b)         Section 2.7(b) of the Company Disclosure Letter sets forth a true and complete list of all agreements to which the Company or its Subsidiaries are a party that grant the Company and its Subsidiaries rights to use any material Intellectual Property owned or held by any other Person (the “Licensed Intellectual Property”), material non-assertion agreements, agreements granting rights to any third party to use any material Intellectual Property owned or co-owned by the Company or any of its Subsidiaries, material trademark coexistence agreements and material trademark consent agreements (the “Intellectual Property Contracts”) (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software and other than agreements granting non-exclusive licenses to distributors, marketing agents, contract manufacturers and other contractors, consultants or agents). To the Company’s Knowledge, the Licensed Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use thereof or their rights thereto, except as would not reasonably be expected to have a Company Material Adverse Effect. Consummation of the transactions contemplated by this Agreement will not place the Company or its Subsidiaries in breach or default of any Intellectual Property Contract, or trigger any modification, termination or acceleration thereunder, or create any license under or Lien on Intellectual Property owned or held by Parent, except as would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  To the Knowledge of the Company, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in their business as presently conducted and to be used in their business as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries do not and have not in the past five (5) years knowingly infringed or otherwise violated the Intellectual Property rights of any third party, except as would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 2.7(c) of the Company Disclosure Letter, there is no litigation, opposition, cancellation, proceeding, objection or claim pending, or to the Knowledge of the Company, asserted or threatened in writing in the past two (2) years against the Company or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any material Intellectual Property (other than in the ordinary course of prosecution of the Company’s and its Subsidiaries’ Intellectual Property before any Governmental Entity). To the Company’s Knowledge, no valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim exists. To the Company’s Knowledge, no Person is violating any Scheduled Intellectual Property right or other Intellectual Property right that the Company or its Subsidiaries hold exclusively, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)                                 The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality and value of all material Trade Secrets that are owned, used or held by the Company and its Subsidiaries, including entering into licenses and contracts that require employees, licensees, consultants employed or engaged by the Company or its Subsidiaries, and other third Persons who have contributed to the creation and development of such Trade Secrets to keep such Trade Secrets confidential. In the case of employees and consultants who have contributed to the creation and development of Intellectual Property intended to be owned by the Company or its Subsidiaries, such employees or consultants are required to assign to the Company all Intellectual Property created by such employee or consultant in the scope of employment or consultancy with the Company or its Subsidiaries to the extent that the Company or its Subsidiaries does not acquire such rights (pursuant to a work for hire agreement or otherwise) as a matter of law. To the Company’s Knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

(e)                                  Except as set forth on Section 2.7(e) of the Company Disclosure Letter, to the Knowledge of the Company, no employee, consultant or agent of the Company or any of its Subsidiaries, past or present, is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Scheduled Intellectual Property or Licensed Intellectual Property. To the Knowledge of the Company, none of the Company’s or its Subsidiaries’ current employees is the owner of any patent issued or applications pending for any device, process, design or invention of any kind that is necessary for the Company or its Subsidiaries to conduct business, which patents or applications have not been assigned to the Company or a Subsidiary of the Company. To the Company’s Knowledge, the Company’s and its Subsidiaries’ employees’ performance of their employment activities does not violate any third party’s Intellectual Property rights or such employees’ contractual obligations to any third Person.

(f)                                    To the Knowledge of the Company, there are no patentability or non-infringement opinions in the possession of the Company with respect to (i) the p38 kinase inhibitor program partnered with Bristol-Myers Squibb Company or (ii) the CXCR2 antagonist program partnered with Schering Plough.

2.8                                 Compliance; Permits.  The Company and its Subsidiaries are, and since January 1, 2004 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other legal action by any Governmental Entity or authority is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) may have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) may have the effect of preventing, delaying, making illegal or otherwise interfering with Merger 1 or any of the other transactions contemplated hereby.

(b)                                 The Company and its Subsidiaries hold all material permits, licenses, variances, clearances, consents, authorizations, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of the Company as currently conducted (collectively, “Company Permits”). Section 2.8(b) of the Company Disclosure Letter identifies each Company Permit. The Company and each Subsidiary is in material compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each material Company Permit will be available to the Intermediate Surviving Corporation immediately after the Merger 1 Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Merger 1 Effective Time.

(c)                                  There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Entity responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d)                                 The Company, its Subsidiaries and to the Company’s Knowledge, its collaboration partners, hold all Permits issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as currently conducted and the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates, including, but not limited to, PS433540, PS178990, PS031291, PS291822 (CXCR2) and PS540446 (p38) (the “Company Product Candidates”) (the “Company Regulatory Permits”) and each such Company Regulatory Permit is in full force and effect. The Company, its Subsidiaries and to the Company’s Knowledge, its collaboration partners, have fulfilled and performed all of their respective obligations with respect to the Company Regulatory Permits, and are otherwise in compliance in all material respects with the Company Regulatory Permits. None of the Company, its Subsidiaries or to the Company’s Knowledge, its collaboration partners, has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any actual or possible violation of or failure to comply with any term or requirement of any Company Regulatory Permit or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit, and to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time to cure would allow, any Drug Regulatory Agency to take any of the foregoing actions. Except for the information and files identified in Section 2.8(d) of the Company Disclosure Letter, the Company has made available to Parent all material information in its possession or control relating to the clinical Company Product Candidates (including without limitation, any information provided to the Company by the Company’s collaboration partners) and the development, clinical testing, manufacturing, importation and exportation of the clinical Company Product Candidates by the Company, its Subsidiaries and its collaboration partners, including without limitation, complete and correct copies of the following (to the extent there are any):  (x) serious adverse event reports; clinical study reports and material study data; material inspection reports, notices of adverse findings, warning letters, filings and letters and other material correspondence to and from any Drug Regulatory Agency and the Company, its Subsidiaries and its collaboration partners; and related meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, study data, notices, letters, filings, correspondence and meeting minutes among the Company, its Subsidiaries, its collaboration partners and any other Governmental Entity.

(e)                                  To the Company’s Knowledge, all pre-clinical trials conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, either (i) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice (“GLP”) requirements, including those contained in 21 C.F.R. Part 58 or (ii) involved experimental research techniques that were not required to be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA or the applicable Governmental Entity).

(f)                                    To the Company’s Knowledge, all clinical trials conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated were and, if still pending, are being conducted in material compliance with the applicable regulations of the Drug Regulatory Agency and other applicable Legal Requirements, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Except as set forth on Section 2.8(f) of the Company Disclosure Letter, no investigational new drug application filed by the Company or, to the Knowledge of the Company, one of its collaboration partners with the FDA for the Company

Product Candidates has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Entity has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by the Company or, to the Knowledge of the Company, its collaboration partners.

(g)                                 All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Company Regulatory Permit from the FDA or other Governmental Entity relating to the Company, its business and the Company Product Candidates, when submitted to the FDA or other Governmental Entity, did not contain any materially false or misleading information, any materially false statements or any material omissions, and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(h)                                 Except as set forth on Section 2.8(h) of the Company Disclosure Letter, the manufacture of Company Product Candidates by or, to the Company’s Knowledge, on behalf of the Company is being conducted in compliance in all material respects with all applicable Legal Requirements, including, without limitation, applicable provisions of FDA’s current good manufacturing practice regulations at 21 CFR Parts 210-211.

2.9                                 Litigation.  There are no claims, suits, actions, judgments or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to (a) restrain or enjoin the consummation of the transactions contemplated hereby or (b) which would reasonably be expected, either singularly or in the aggregate with all such claims, actions, judgments or proceedings, to be material to the Company and its Subsidiaries, taken as a whole.

2.10                           Brokers’ and Finders’ Fees.  Except for fees payable to Cowen and Company, LLC pursuant to an engagement letter dated June 11, 2008 (the “Cowen Agreement”) a copy of which has been provided to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, and the Company has not entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby other than pursuant to the Cowen Agreement.

2.11                           Transactions with Affiliates.  Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that was not so reported. Section 2.11 of the Company Disclosure Letter identifies each Person who is an “affiliate” (for purposes of Rule 145 promulgated under the Securities Act) of the Company as of the date hereof.

2.12                           Employee Benefit Plans.

(a) Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and (ii) each material plan, program or agreement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded (it being understood and agreed that any plan, program or agreement providing severance, termination pay, deferred compensation or stock or stock-related awards shall be deemed material), which, in the case of plans, programs or agreements described in clauses (i) or (ii) is maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.12(e)), or with respect to which the Company or any Controlled Group Affiliate has or may have any material liability or obligation, in either case, for the benefit of any current or former employee, consultant or director (each, an “Employee”) employed by, or otherwise providing services to, the Company or any Controlled Group Affiliate (each such plan, program and agreement, a “Company Employee Plan”); and (iii) each material management, employment, severance, consulting, relocation, repatriation, expatriation or other agreement or contract between the Company or any Controlled Group Affiliate and any Employee (each, an “Employee Agreement”). Except to the extent required by Law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable Legal Requirements, as required by the terms of such Company Employee Plan or Employee Agreement or as permitted by the terms of this Agreement, neither the Company nor any Controlled Group Affiliate has any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement or to adopt or enter into any Company Employee Plan or Employee Agreement.

(b) Documents. The Company has made available to Parent for review (to the extent applicable) (i) the current plan document for each Company Employee Plan and each Employee Agreement including (without limitation) all amendments thereto and related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, and with respect to any Company Employee Plan that has been merged into another Company Employee Plan, the plan documents in effect immediately prior to the merger of such plan, (ii) the most recent annual actuarial valuations and/or audited statement of assets and liabilities for each Company Employee Plan, (iii) the three (3) most recent annual reports, returns, securities registration statements (other than those available on EDGAR) or other filings, if any, required to be filed with any Governmental Entity under any applicable Legal Requirement in connection with each Company Employee Plan, (iv) the most recent IRS determination, opinion, notification and advisory letters with respect to Company Employee Plans intended to be qualified under Section 401(a) of the Code, (v) all material written correspondence by the Company to, or received by the Company from, any Governmental Entity relating to any Company Employee Plan, (vi) all discrimination tests for each Company Employee Plan, if applicable, for the most recent three (3) plan years; (vii) all model COBRA (as defined below) forms and related notices; (viii) all material communications from the Company to Employees during the last three (3) years relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Company Employee Plan or Employee Agreement; and (ix) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan. As used in this Agreement, “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and “ERISA” shall mean the Employment Retirement Income Security Act of 1974, as amended.

(c)                                  Benefit Plan Compliance.

(i)             Each Company Employee Plan has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable material Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely upon an opinion letter for a prototype plan, and there has been no event, condition or circumstance that has adversely affected or, to the Company’s Knowledge, is reasonably likely to adversely affect such qualified status. The Company has not engaged in any “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, which is not otherwise exempt under Section 408 of ERISA, with respect to any Company Employee Plan. Except as set forth on Section 2.12(c) of the Company Disclosure Letter, each Company Employee Plan can be amended, terminated or otherwise discontinued after the Merger 1 Effective Time in accordance with its terms, without material liability to Parent, Company or any of its Controlled Group Affiliates (other than ordinary administration expenses or the payment of vested benefits thereunder). There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the Internal Revenue Service or U.S. Department of Labor, or any other Governmental Entity or any Employee with respect to any Company Employee Plan. Neither the Company nor any Controlled Group Affiliate is subject to any material penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(ii)          To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Employee representative body which would prevent the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(d)                                 Plan Funding. With respect to the Company Employee Plans, there are no material benefit obligations for which contributions have not been timely made or properly accrued and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company.

(e)                                  No Pension or Welfare Plans. Neither the Company nor any other person or entity under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in, or contributed to, any (i) Company Employee Plan which is or was subject to

Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” within the meaning of Section 4001(a)(3) of ERISA or subject to Section 413(c) of the Code, or (iv) “welfare benefit fund” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f)                                    Continuation Coverage. No Company Employee Plan or Employee Agreement provides post-termination or retiree welfare benefits (whether or not insured), with respect to any person for any reason (other than coverage mandated by applicable Legal Requirements) and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any of their Employees (either individually or to such Employees as a group) that such Employees would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or as set forth on Section 2.12(f) of the Company Disclosure Letter.

(g)                                 International Employee Plans. No Company Employee Plan is maintained for Employees who perform services outside of the United States.

(h)                                 Effect of Transaction. Except as set forth on Section 2.12(h) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee of the Company or any Subsidiary. Except as set forth on Section 2.12(h) of the Company Disclosure Letter, no payment or benefit which will or may be made by the Company or any Subsidiary by reason of the consummation of the transactions contemplated by this Agreement to any of their Employees or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will fail to be deductible by reason of the application of Section 280G of the Code. Except as set forth on Section 2.12(h) of the Company Disclosure Letter, there is no contract, agreement, plan or arrangement to which the Company or any Subsidiary is a party or by which it is bound to compensate any of their Employees for excise taxes paid pursuant to Section 4999 of the Code.

(i)                                     Section 409A. Each contract, agreement or arrangement to which the Company is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated since January 1, 2005 and has or will be amended (if necessary) by December 31, 2008 to be in good faith compliance with Section 409A of the Code and the guidance and regulations thereunder.

(j)                                     [Intentionally omitted].

(k)                                  Labor. No Employees are represented by any labor organization or works council with respect to their employment with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no activities of any labor union to organize any Employees. There is no strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened. There are no material actions, suits, claims, or grievances pending or threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. Neither the Company nor any of its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 2.12(k) of the Company Disclosure Letter, neither the Company nor any Subsidiary has taken any action during the past two (2) years which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law and failed to comply with the requirements of such law with respect to such action.

(l)                                     Employment Matters. The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, employment tax withholding, prohibited discrimination, fair employment practices, meal and rest periods, the immigration status of employees, employee safety and health, the payment of wages (including overtime wages), compensation, and hours of work, and, with respect to Employees, the Company and each of its Subsidiaries: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, Social Security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice), except for any such amounts or liabilities that would not reasonably be expected to result, individually or in the aggregate, in a liability material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 2.12(l) of the Company Disclosure Letter, there are no (x) actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries, relating to any Employee, Employee Agreement or Company Employee Plan or (y) pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy, in each case except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries. Neither the Company nor any Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices. Except as set forth on Section 2.12(l) of the Company Disclosure Letter, the services provided by each of the Company’s and its Subsidiaries’ Employees are terminable at the will of the Company and its Subsidiaries and any such termination would result in no material liability to the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee,

(b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(m)                               There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party, covering any Employee of the Company or any of its Subsidiaries, which, individually or collectively, could give rise to the payment of any amount the deduction of which by the Company or any Subsidiary would be disallowed pursuant to Section 162(m) of the Code.

2.13                           Title to Properties; Use and Access.

(a) Properties. Neither the Company nor any of its Subsidiaries owns any real property or has ever owned any real property. Section 2.13 of the Company Disclosure Letter sets forth a list of all real property currently leased by the Company or any of its Subsidiaries (“Leased Real Property”), the name of the lessor, the date of the lease and each amendment thereto, in each case, as of the date hereof (“Leases”). All such Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such Leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except for such defaults as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. There are no other parties occupying, or with a right to occupy, the Leased Real Property other than the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the operations of the Company or any of its Subsidiaries on the Leased Real Property nor such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or other Legal Requirement relating to such property or operations thereon, and any such non-violation is not dependent on so called non-conforming use exceptions.

(b) Valid Title. The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except for (i) Liens imposed by law in respect of obligations which are owed in respect of taxes not yet due and payable or being contested in good faith and by appropriate proceedings and for which adequate reserves have been established on the Company Financials, (ii) Liens in favor of equipment lessors covering such leased equipment, (iii) Liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers and materialmen and (iv) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use of the property subject thereto or affected thereby.

(c) Use and Access. To the Knowledge of the Company, the Company has all ownership, license of other necessary rights to its tangible properties and assets, real, personal and mixed that are required and necessary for the operation of the business of the Company as presently conducted.

2.14                           Environmental Matters.  The Company and each of its Subsidiaries (i) have not received any written notice of any alleged material claim, violation of or liability under any

Environmental Law which has not heretofore been cured in all material respects or for which there is any remaining material liability; (ii) to the Knowledge of the Company, have not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any Employee or other individual to any Hazardous Materials in each case so as would be reasonably likely to give rise to any material liability or corrective or remedial obligation of the Company or its Subsidiaries under any Environmental Laws; (iii) except as may be provided in the Leases or the Company Permits, each of which has been made available to Parent, have not assumed by written agreement any requirement to guarantee, reimburse, defend, hold harmless or indemnify any other party with respect to material liabilities arising out of Environmental Laws or the Hazardous Materials related activities of the Company or its Subsidiaries; and (iv) have delivered to Parent or made available for inspection by Parent and its agents, representatives and Employees all material records in the Company’s and Subsidiaries’ possession concerning the Hazardous Materials activities of the Company and all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries in the possession, custody or control of the Company or any of its Subsidiaries. Except as would not reasonably be expected to result in a Company Material Adverse Effect, to the Knowledge of the Company, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company or each of its Subsidiaries such as would reasonably be likely to give rise to any liability or corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Laws.

(b) For the purposes of this Section 2.14, (i) “Environmental Laws” shall mean all applicable federal, state, local and foreign laws and regulations relating to worker health and safety (to the extent related to exposure of workers to Hazardous Materials), pollution, protection of the environment or exposure of any individual to Hazardous Materials, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials and (ii) “Hazardous Materials” shall mean any hazardous, toxic or polluting substance, including certain radioactive and biological materials, asbestos-containing materials (ACM), petroleum and petroleum products or any fraction thereof, including without limitation, substances regulated as “hazardous substances,” “hazardous materials,” “hazardous waste,” “toxic waste” or similar designations under Environmental Laws.

2.15                           Contracts.

(a) Scheduled Contracts. For purposes of this Agreement, “Company Scheduled Contract” shall mean:

(i)                     any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)          any employment or consulting Contract with (A) any Employee of the Company or its Subsidiaries earning an annual salary or providing for annual compensation in excess of $100,000 or (B) any member of the Company’s Board of Directors, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without material liability or financial obligation;

(iii)               any Contract or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv)              any material agreement of indemnification or any guaranty other than any agreement of indemnification or guarantee entered into in connection with the sale or license of hardware or software products or services in the ordinary course of business;

(v)                 any Contract containing any covenant (A) limiting in any material respect the right of the Company or any of its Subsidiaries to engage in any line of business, to make use of any material Intellectual Property or compete with any Person in any material line of business, (B) granting any exclusive distribution rights which are material to the Company, or (C) otherwise having an adverse effect on the right of the Company and its Subsidiaries to compete in any line of business or geographic area (which adverse effect would be material to the Company and its Subsidiaries, taken as a whole);

(vi)              any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries other than licenses for Intellectual Property or collaboration agreements for drug programs;

(vii)           any Contract pursuant to which the Company or any of its Subsidiaries have continuing material obligations to jointly develop any material Intellectual Property that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated without penalty upon notice of ninety (90) days or less;

(viii)        any Contract pursuant to which the Company, any of its Subsidiaries or any other party thereto has material continuing obligations, rights or interests relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product or product candidate for which the Company or any of its Subsidiaries is currently engaged in research or development (it being understood that, the following shall be deemed material and included hereunder:  material manufacture or supply services or material Contracts with contract research organizations for clinical trials-related services;

(ix)                any Contract containing any material support, maintenance or service obligation on the part of the Company or any of its Subsidiaries, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than one (1) year notice without liability or financial obligation to the Company or its Subsidiaries;

(x)                   any material Contract to license any third party to manufacture or reproduce any of the Company’s or any of its Subsidiary’s products, services or technology or any material Contract to sell or distribute any of the Company’s or any of its Subsidiary’s products, services or technology, except agreements with distributors or sales representatives entered into in the ordinary course of business consistent with past practice and terminable by the Company or any of its Subsidiaries without penalty upon notice of no more than one (1) year;

(xi)                any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, (excluding, for the avoidance of doubt, accounts receivables and payables in the ordinary course of business);

(xii)             any material settlement agreement entered into since April 30, 2004;

(xiii)          any other Contract evidencing indebtedness for borrowed money in excess of $50,000; and

(xiv)         any material collaboration agreements for drug programs.

(b)                                 Schedule.  Sections 2.15(a)(ii) through 2.15(a)(xiv) of the Company Disclosure Letter sets forth a list of all Company Scheduled Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof which are described in (and correspond to the Section numbers set forth in) Sections 2.15(a)(ii) through 2.15(a)(xiv) hereof.

(c)                                  No Breach.  All Company Scheduled Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 2.15(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Scheduled Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be material to the Company and its Subsidiaries, taken as a whole.

2.16                           Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in Merger 1 (including any amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of the Company in connection with the meeting of the Company’s stockholders to consider the adoption of this Agreement (the “Company Stockholders’ Meeting”) such Proxy Statement, as amended or supplemented, is referred to herein as (the “Proxy Statement”), will, at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Merger 1 Effective

Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting and as of the Merger 1 Effective Time. The representations and warranties contained in this Section 2.16 do not and will not apply to statements included in the Proxy Statement or the Registration Statement based upon information supplied by Parent or Merger Sub 1 for use or incorporation by reference therein (or statements regarding Parent or Merger Sub 1 which were required to have been included by Parent or Merger Sub 1 in the Proxy Statement or the Registration Statement and which were omitted from the information supplied by Parent or Merger Sub 1).

2.17                           Board Approval.  The Board of Directors of the Company has, by resolutions duly adopted at a meeting of the Board of Directors of the Company duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, duly (i) determined that Merger 1 is fair to, and in the best interests of, the Company and its stockholders and declared Merger 1 to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including Merger 1, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at the Company Stockholders’ Meeting.

2.18                           Fairness Opinion.  The Company has received the opinion of Cowen and Company, LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Shares of Company Common Stock, taken in the aggregate, is fair from a financial point of view to such holders.

2.19                           Insurance.  All insurance policies covering the Company, its Subsidiaries or any of their respective Employees, properties or assets are set forth on Section 2.19 of the Company Disclosure Letter. All such insurance policies are in full force and effect, no notice of cancellation has been received, and there is no existing material default by any insured thereunder.

2.20                           Foreign Corrupt Practices Act.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, agent, Employee or other Person associated with or acting on their behalf, has, directly or indirectly, materially violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and to the Knowledge of the Company, none of them has used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment that would materially violate the FCPA or any other applicable Legal Requirement. The Company has established reasonable internal controls and procedures designed to ensure compliance with the FCPA in all material respects.

2.21                           Takeover Statutes; Company Rights Agreement.  Assuming the accuracy of the representation and warranty set forth in Section 3.10, the action of the Board of Directors of the Company in approving this Agreement and Merger 1 is sufficient to render inapplicable to this Agreement and Merger 1 the restrictions on business combinations contained in Section 203 of the DGCL.

(b) The Company Rights Agreement has been amended so that:  (i) Parent, Merger Sub 1 and any Subsidiary of Parent are exempt from the definition of “Acquiring Person” contained in the Company Rights Agreement, and no “Stock Acquisition Date” or “Distribution Date” or “Triggering Event” (as such terms are defined in the Company Rights Agreement) will occur as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including Merger 1, and (ii) the Company Rights Agreement will terminate and the Company Rights will expire immediately prior to the Merger 1 Effective Time. The Company Rights Agreement, as so amended, has not been further amended or modified. The Company has previously provided a true and complete copy of the Company Rights Agreement and all amendments thereto to Parent and Merger Sub 1.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
PARTIES

Except as disclosed in writing in the disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement) supplied by the Parent Parties to the Company dated as of the date hereof and certified by a duly authorized executive officer of each of the Parent Parties (the “Parent Disclosure Letter”), the Parent Parties represent and warrant to the Company as follows:

3.1                                 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)                                  Organization; Standing and Power. Each of the Parent Parties (i) is a corporation or, in the case of Merger Sub 2, a limited liability company, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)                                 Charter Documents. Parent has delivered or made available to the Company a true and correct copy of (i) the Certificate of Incorporation (including any Certificate of Designations) and the Bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents of Merger Sub 1 (collectively, the “Merger Sub 1 Charter Documents”), and each such instrument is in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents and Merger Sub 1 is not in violation of any of the provisions of the Merger Sub 1 Charter Documents.

(c)                                  Minutes. Parent has made available to the Company and its representatives true and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting, including in each case a summary of any resolutions adopted by the Board of Directors of Parent) of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of Parent held since September 30, 2005.

(d)                                 Significant Subsidiaries. As of the date of this Agreement, Parent has no Significant Subsidiaries (as defined in Rule 1.02 of Regulation of S-X of the SEC).

3.2                                 Capital Structure.

(a)                                  Capital Stock.

(i)             The authorized capital stock of Parent consists of: (i) 200,000,000 shares of Parent Common Stock, par value $0.001 per share and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the close of business on September 15, 2008: (i) 94,929,774 shares of Parent Common Stock were issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (ii) 6,607,905 shares of Parent Common Stock were issued and held by Parent in its treasury, and (iii) no shares of Parent Preferred Stock were issued and outstanding.

(ii)          All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b)                                 Stock Options.

(i)             As of the close of business on September 15, 2008: (i) 3,422,856 shares of Parent Common Stock were subject to issuance pursuant to outstanding options to purchase Parent Common Stock under the stock option, stock award, stock appreciation or phantom stock plans of Parent  (the “Parent Stock Plans”) (the “Parent Options”), (ii) 2,140,870 shares of Parent Common Stock were reserved for future issuance pursuant to Parent Options available for grant under the Parent Stock Plans, (iii) 73,029 shares of Parent Common Stock are reserved for future issuance under the employee stock purchase plan of Parent and (iv) no shares of Parent Common Stock are subject to issuance pursuant to outstanding options or rights to purchase Parent Common Stock issued other than pursuant to the Parent Stock Plans and the Parent employee stock purchase plan. Since the close of business on September 15, 2008 through the execution of this Agreement, no Parent Options have been granted and no shares of Parent Common Stock have been reserved for future issuance pursuant to Parent Options or other equity-based awards available for grant under the Parent Stock Plans. There are no outstanding or authorized stock appreciation, phantom stock or other similar rights (whether payable in stock, cash or other property) with respect to Parent.

(ii)          All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

(c)                                  Voting Debt. No Voting Debt of Parent is issued or outstanding as of the date hereof.

(d)                                 Other Securities.

(i)             Except as otherwise set forth in Section 3.2(a)(i) and Section 3.2(b)(i) of the Parent Disclosure Letter, as the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which Parent is a party or by which Parent is bound obligating it to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Parent, or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.

(ii)          All outstanding shares of Parent Common Stock and all outstanding Parent Options have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts.

(e)                                  Merger Sub 1 Capital Stock. The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub 1 and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub 1 was formed by counsel to Parent at the direction of Parent solely for purposes of effecting Merger 1 and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub 1 does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub 1 carried on any business activities other than in connection with Merger 1 and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub 1 have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

3.3                                 Authority; Non-Contravention; Necessary Consents.

(a)                                  Authority. Each of the Parent and Merger Sub 1 has all requisite corporate power and authority to enter into this Agreement and the CVR Agreement and to consummate the transactions contemplated hereby and thereby. Merger Sub 2 has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the CVR Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub 1 and no other corporate proceedings on the part of Parent or Merger Sub 1 are necessary to authorize the execution and delivery of this Agreement and the CVR Agreement or to consummate Merger 1 and the other transactions contemplated hereby and thereby, subject only to the filing of the Certificate of Merger 1 pursuant to the DGCL. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Merger Sub 2 and no other proceedings on the part of Merger Sub 2 are necessary to authorize the execution and delivery of this Agreement or to consummate Merger 2 and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger 2 pursuant to the LLC Act. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due authorization, execution and delivery by the Company constitutes a valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)                                 Non–Contravention. The execution and delivery of this Agreement by the Parent Parties and the execution and delivery of the CVR Agreement by Parent do not, and the performance of this Agreement by the Parent Parties and the performance of the CVR Agreement by Parent, will not: (i) conflict with or violate the Parent Charter Documents, the Merger Sub 1 Charter Documents or the Merger Sub 2 Charter Documents, as applicable, (ii) subject to compliance with the requirements set forth in Section 3.3(c), conflict with or violate any material Legal Requirements applicable to the Parent Parties or by which any of the Parent Parties or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair any of the Parent Parties’ rights or materially alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent pursuant to, any Contract to which Parent is a party except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Section 3.3(b) of the Parent Disclosure Letter lists all consents, waivers and approvals under any of Parent’s Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Parent Material Adverse Effect.

(c)                                  Necessary Consents. (A) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub 1 in connection with the execution and delivery of this Agreement or the CVR Agreement or the consummation of Merger 1 and other transactions contemplated hereby, and (B) no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by Merger Sub 2 in connection with the execution and delivery of this Agreement or the consummation of Merger 2 and other transactions contemplated hereby, in each case, except: (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the effectiveness of the Registration Statement, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and HSR Act and satisfaction of such other requirements of the comparable applicable laws of other jurisdictions, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country and (v) such other consents, orders, authorizations, filings, declarations, approvals and registrations which if not obtained or made would materially adversely affect the ability of the parties hereto to consummate the Mergers within the time frame in which the Mergers would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

3.4                                 SEC Filings; Financial Statements. SEC Filings. Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2006. Parent has made available to the Company all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the “Parent SEC Reports.”  As of their respective dates, or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Parent SEC Report (i) complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports and (ii) did not at the time it was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b)                                 Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), as amended or supplemented prior to the date of this Agreement, if applicable, including each Parent SEC Report filed after the date hereof until the Closing: (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to Parent and its Subsidiaries, taken as a whole. The balance sheet of Parent dated as of June 30, 2008 contained in the Company SEC Reports filed with the SEC on August 5, 2008 is hereinafter referred to as the “Parent Balance Sheet.”  Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business since June 30, 2008, or (3) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.5                                 Absence of Certain Changes or Events.  Since the date of the Parent Balance Sheet, there has not been any Parent Material Adverse Effect. During the period from the date of the Parent Balance Sheet to the date hereof, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, or (ii) any split, combination or reclassification of any of Parent’s capital stock.

3.6                                 Compliance.  Parent is not in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or by which Parent or any of its business or properties is, or Parent believes is reasonably likely to be, bound or affected, or any material Contract, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any of its business or properties is bound or affected except for those conflicts, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in the Parent SEC Reports, no material investigation or review by any Governmental Entity is pending or, to the Knowledge of Parent, has been threatened, against Parent. There is no judgment, injunction, order or decree binding upon Parent which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, except as would not have a Parent Material Adverse Effect.

3.7                                 Litigation.  There are no claims, suits, actions, judgments or proceedings pending or, to the Knowledge of Parent, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to (a) restrain or enjoin the consummation of the transactions contemplated hereby or (b) which would reasonably be expected, either singularly or in the aggregate with all such claims, actions, judgments or proceedings, to have a Parent Material Adverse Effect.

3.8                                 Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub 1 for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub 1 for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Merger 1 Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

3.9                                 Board Approval.  The Board of Directors of Parent, by resolutions duly adopted by unanimous vote at a meeting of the Board of Directors of Parent duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, has duly approved this Agreement and the transactions contemplated hereby, including the Mergers. Parent, as the sole stockholder of Merger Sub 1 and the sole managing member of Merger Sub 2, has adopted this Agreement and such adoption has not been subsequently rescinded or modified in any way.

3.10                           Company Stock.  Each of the Parent Parties is not, nor at any time during the last three years prior to the date of this Agreement has it been, an “interested stockholder” of the Company as defined in Section 203 of the Delaware General Corporation Law. As of the date of this Agreement, each of the Parent Parties does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

3.11                           Reorganization Treatment.   None of Parent, Merger Sub 1 or Merger Sub 2 or, to the Knowledge of Parent, any of Parent’s affiliates has taken or agreed to take any action that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.12                           Parent Scheduled Contracts.  All Parent Scheduled Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Parent Scheduled Contracts” shall mean (i) that certain Research, Development and License Agreement, dated December 29, 1994, between Parent and SmithKline Beecham Corporation, as amended, (ii) that certain Agreement dated May 1, 1991, between Parent and Pfizer Inc., as amended, and (iii) that certain Amended and Restated Research, Development and License Agreement dated as of December 1, 2005 between Parent and Wyeth, as amended. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries is currently in violation of any provision of, or is currently committing or failing to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Parent Scheduled Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor any of its Subsidiaries has received any unresolved notification from any counterparty to the Parent Scheduled Contracts that it is currently in violation of any provision of, or is currently committing or failing to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any Parent Scheduled Contract.

ARTICLE IV
CONDUCT BY THE COMPANY PRIOR TO THE MERGER 1 EFFECTIVE TIME

4.1                                 Conduct of Business by the Company.

(a)                                  Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger 1 Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement, to the extent that Parent shall otherwise consent in writing (including by electronic mail), or as required by applicable Legal Requirements, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, (ii) pay its material debts and Taxes when due and pay or perform other material obligations when due, in each case except with respect to those being contested in good faith by appropriate proceedings, and (iii) use commercially reasonable efforts consistent with past practices and policies to (x) preserve substantially intact its present business organization, (y) keep available the services of its present executive officers and Employees, and (z) preserve substantially intact its relationships with suppliers, licensors, licensees, and others with which it has material business dealings.

(b)                                 Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted by the terms of this Agreement, and except as provided in Article IV of the Company Disclosure Letter or as required by applicable Legal Requirements or the regulations or requirements of Nasdaq, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger 1 Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following, without the prior written consent of Parent (including by electronic mail) (which consent shall not be unreasonably withheld or delayed with respect to those actions prohibited by subsection (xxi)):

(i)                     Enter into any new line of business;

(ii)                  Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction in the ordinary course of business;

(iii)               Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, other than repurchases of unvested shares at cost or for de minimis consideration in connection with either the termination of the employment relationship with any employee or upon the resignation of any director or consultant, in each case, pursuant to stock option or purchase agreements in effect on the date hereof;

(iv)              Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or

Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company existing on the date hereof in accordance with their present terms;

(v)                 Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents of the Company’s Subsidiaries;

(vi)              Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its Subsidiaries, taken as a whole;

(vii)           Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership, collaboration, license or alliance;

(viii)        Sell, lease, license, encumber or otherwise dispose of any properties or assets except (A) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate to the business of the Company and its Subsidiaries, taken as a whole, or (B) perpetual licenses of the Company’s products or product candidates in the ordinary course of business consistent with past practice having no material support, maintenance or service obligations other than those obligations that are terminable by the Company or any of its Subsidiaries upon no more than one (1) year notice without liability or financial obligation to the Company or its Subsidiaries;

(ix)                Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it, or (B) employee loans or advances made in the ordinary course of business consistent with past practices;

(x)                   Except as required by GAAP, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

(xi)                Except as required by Tax law or other applicable Legal Requirements, adopt or change any material Tax accounting method, change any Tax accounting period, make or change any material Tax election, file any amended Tax Return, settle or compromise any material Tax liability or claims, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any Tax indemnity, Tax allocation or Tax sharing agreement, enter into any private letter ruling, closing agreement, or similar ruling or agreement with respect to any Tax or surrender any right to claim a Tax refund; provided, however, that if any of the foregoing actions in this Section 4.1(b)(xi) is required by any Tax law or other applicable Legal Requirements, the Company shall promptly provide Parent with written notification (including by electronic mail) of such action;

(xii)             Amend or modify, or propose to amend or modify, or otherwise take any action under, the Company Rights Agreement;

(xiii)          Revalue any of its assets or make any change in accounting methods, principles or practices, other than as required by GAAP or by a Governmental Entity;

(xiv)         (A) Pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement), other than the payment, discharge, settlement, or satisfaction for money, of claims, liabilities, obligations or litigation (x) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP, (y) that are accounts payable incurred in the ordinary course of business for goods and services or (z) otherwise in the ordinary course of business consistent with past practice or in accordance with their terms, of claims not in excess of $50,000 individually or $500,000 in the aggregate, provided, that with respect to any matter under this clause (A) that requires Parent’s consent, such consent shall not be unreasonably withheld, conditioned or delayed, or (B) waive the benefits of, agree to modify in any manner materially adverse to the Company, terminate, release any person from or knowingly fail to enforce any material  confidentiality or similar agreement to which Company or any of its Subsidiaries is a party or of which Company or any of its Subsidiaries is a beneficiary;

(xv)            Except as required by Legal Requirements or as required by any Company Employee Plan or Employee Agreement in existence as of the date hereof and as set forth in Section 2.12(a) of the Company Disclosure Letter or in accordance with Section 4.1(a) above, (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus or special remuneration (cash, equity or otherwise) to or grant severance or termination pay to any Employee, consultant or director of the Company or any Subsidiary of the Company (other than salary increases and bonuses, in each case, made in the ordinary course of business consistent with past practice with respect to Employees who are not executive officers of the Company or directors of the Company), (2) make any increase in or commitment to increase the benefits payable under or the Company’s obligations with respect to any Company Employee Plan or Employee Agreement (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Employee Plan or Employee Agreement or make any contribution, other than regularly scheduled contributions or contributions required by the terms of the Company Employee Plan as in effect as of the date hereof, to any Company Employee Plan, (3) except as otherwise provided herein, waive any stock repurchase rights, accelerate, amend or change the vesting terms or the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (4) enter into any employment, severance, termination or indemnification agreement with any Employee or enter into any collective bargaining agreement, (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with Employees who are terminable “at will” without the Company or its Subsidiaries incurring any material liability or financial obligation and who are not executive officers), (5) make any material oral or written commitment with respect to any material aspect of any Company Employee Plan or Employee Agreement that is not in accordance with the existing written terms and provision of such Company Employee Plan or Employee Agreement, (6) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee), or (7) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby;

(xvi)         Grant any exclusive rights with respect to any material Company Intellectual Property;

(xvii)      Enter into, or renew, any Contracts containing, or otherwise subject the Intermediate Surviving Corporation, the Surviving Entity or Parent to, any non-competition, exclusivity or other material restrictions on the Company, the Intermediate Surviving Corporation, the Surviving Entity or Parent, or any of their respective businesses following the Closing;

(xviii)   Enter into any agreement or commitment the effect of which would be to grant to a third party following Merger 1 any actual or potential right of license to any material Intellectual Property owned by Parent or any of its Subsidiaries (excluding for the avoidance of doubt, the Company and its Subsidiaries);

(xix)                   Take or fail to take, or agree to take or fail to take, any action that would prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xx)                      Hire employees other than in the ordinary course of business;

(xxi)                   Terminate any Employees of the Company or its Subsidiaries or take actions that are reasonably calculated to cause any Employees of the Company or its Subsidiaries to resign, in each case other than (x) in the ordinary course of business or (y) for cause or poor performance (in either case in accordance with the Company’s past practices);

(xxii)                Make any representations or issue any communications (including electronic communications) to Employees that are inconsistent with this Agreement or the transactions contemplated hereby, including any representations regarding offers of employment or other benefits from Parent;

(xxiii)             Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing;

(xxiv)            Make any individual or series of related payments in excess of $50,000 outside of the ordinary course of business or make or commit to make any capital expenditures in excess of $25,000, except in each case as otherwise required by a pre-existing contractual obligation.

(xxv)                                               Modify or amend in a manner adverse in any material respect to the Company, or terminate any Company Scheduled Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company, other than any modification, amendment or termination of any such Company Scheduled Contract in the ordinary course of business, consistent with past practice;

(xxvi)                                            take any action to exempt or make not subject to (i) the provisions of Section 203 of the DGCL; (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (iii) the Company Rights Agreement, any Person (other than Parent, Merger Sub 1 and any other Subsidiary of Parent) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

(xxvii)                                         Enter into any Contract requiring the Company or any of its Subsidiaries to pay in excess of an aggregate of $100,000; or

(xxviii)                                      Agree in writing or otherwise to take any of the actions described in (i) through (xxvii) above.

For the avoidance of doubt, and notwithstanding anything to the contrary herein, none of the foregoing restrictions in (i) through (xxviii) above shall in any way limit the Company’s ability to perform its obligations under Section 1.6(e) and Section 1.6(f) of this Agreement.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1                                 Proxy Statement; Registration Statement.  As promptly as practicable after the execution of this Agreement, and in any event within thirty (30) days of the date of the Agreement, the Company will prepare the Proxy Statement, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement and the Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, and will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable (but in no event prior to such time as all waiting periods (and any extensions thereof) under the HSR Act and other applicable laws relating to the transactions contemplated hereby expire or terminate early and any objections raised by any Governmental Entity with respect to the transactions contemplated hereby have been resolved), and to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. Parent shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with the preparation of the Proxy Statement. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement. Parent shall promptly inform the Company if, at any time prior to the Merger 1 Effective Time, any event or circumstance relating to Parent, any Subsidiary of Parent or Merger Sub 1, or any of their respective officers or directors, is discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement. The Company shall promptly inform Parent if, at any time prior to the Merger 1 Effective Time, any event or circumstance relating to the Company or any Subsidiary of the Company, or any of their respective officers or directors, is discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement. Except in connection with any Change in Recommendation in accordance with Section 5.3(d) hereof and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.5 of this Agreement, no amendment or supplement to the Proxy Statement or the Registration Statement, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company or Parent without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Proxy Statement or Registration Statement to the extent such amendment or supplement is required to be included therein so that the Proxy Statement or Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a9 under the Exchange Act or Section 11 or Section 12 of the Securities Act); provided, however, that the Company shall not make a Change of Recommendation except in accordance with the terms of Section 5.3(d). The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with Merger 1 for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties hereto shall cause the Proxy Statement and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq.

5.2                                 Meeting of Company Stockholders; Board Recommendation.

(a)                                  Meeting of Company Stockholders. After the Registration Statement is declared effective under the Securities Act, in accordance with Section 5.1 hereof, the Company will take all action necessary in accordance with Delaware Law and the Company Charter Documents to cause the Proxy Statement (and/or any amendment or supplement thereto) to be mailed to its stockholders and to call, hold and convene the Company Stockholders’ Meeting to consider the adoption of this Agreement (the “Company Stockholders’ Meeting”) to be held as promptly as practicable after the date upon which all of the following have occurred: (A) the Registration Statement becomes effective and (B) all waiting periods (and any extensions thereof) under the HSR Act and other applicable laws relating to the transactions contemplated hereby expire or terminate early and any objections raised by any Governmental Entity with respect to the transactions contemplated hereby have been resolved (it being the intent of the parties that such meetings shall be held not later than forty-five (45) days after satisfaction of both clauses (A) and (B) except to the extent prohibited by applicable Legal Requirements). Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of the vote to be taken at such meeting or, if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Company Stockholders’ Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable Legal Requirements.

(b)                                 Board Recommendation. Except to the extent expressly permitted by Section 5.3(d): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting (the “Board Recommendation”) and shall reaffirm (publicly, if so requested) the Board Recommendation within ten (10) calendar days after Parent requests in writing that such recommendation be reaffirmed, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has made the Board Recommendation, and (iii) neither the Board of Directors of the Company nor any committee of it, shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the Board Recommendation.

5.3                                 Acquisition Proposals.

(a)                                  No Solicitation. The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize or permit any of its and its Subsidiaries’ Employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to (and shall not authorize any of them to) directly or indirectly: (i) solicit or initiate, or knowingly facilitate, encourage or induce, any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) subject to Section 5.3(c), participate in any discussions or negotiations with, or furnish any nonpublic information with respect to (x) an Acquisition Proposal or (y) any inquiry or proposal that would be reasonably expected to result in an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.3(d)), (iv) withdraw or modify the Board Recommendation in a manner adverse to Parent (except to the extent specifically permitted pursuant to Section 5.3(d)) or (v) except for any confidentiality agreement entered into pursuant to Section 5.3(c)(i), enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby (except to the extent specifically permitted pursuant to Section 5.3(d)). The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any

Acquisition Proposal. The Company agrees that it will promptly request each Person that has entered into a confidentiality agreement with the Company in connection with its consideration of an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries, as the case may be.

(b)                                 Notification of Unsolicited Acquisition Proposals.

(i)             Within the greater of twenty-four (24) hours or one business day of (x) the receipt of any Acquisition Proposal or (y) any request for nonpublic information or inquiry (1) from any Person that has informed the Company (either directly or indirectly) that it is considering an Acquisition Proposal or (2) under circumstances where it would be reasonably expected that the non-public information being requested would be used for purposes of making an Acquisition Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided to or from the Company in connection with such Acquisition Proposal (other than reverse diligence materials from the Person making the Acquisition Proposal and other than any materials previously provided to Parent), request or inquiry and a description of the material oral terms of such Acquisition Proposal, request or inquiry. The Company shall, as promptly as practicable, keep Parent informed on a current basis of the material developments with respect to such Acquisition Proposal, request or inquiry and shall promptly (but in any event within the greater of twenty-four (24) hours or one (1) business day), provide Parent a copy of all written materials subsequently provided to or from the Company in connection with such Acquisition Proposal (other than reverse diligence materials from the Person making the Acquisition Proposal and other than any materials previously provided to Parent and except as described in clauses (x) and (y) of Section 5.3(c)(i)), request or inquiry and a description of the material oral terms of such Acquisition Proposal, request or inquiry.

(ii)          The Company shall promptly, following a determination by its Board of Directors that an Acquisition Proposal is a Superior Offer, notify Parent of such determination.

(c)                                  Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that the Company receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), is, or would reasonably be expected to lead to, a Superior Offer, the Company may then take the following actions (but only if (i) such Acquisition Proposal did not arise (directly or indirectly) from a breach of Section 5.3(a) and (ii) the Board of Directors of the Company concludes in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to result in a breach of its fiduciary obligations under applicable Legal Requirements):

(i)             Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) (1)  within twenty-four (24) hours of furnishing any such nonpublic information to such party, the Company gives Parent written notice that it has (or intends to) furnish such nonpublic information and (2) the Company receives from the third party an executed confidentiality agreement containing standstill terms and limitations on the use and disclosure of information furnished to such third party on the Company’s behalf, the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement and (B) within the same day as furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished), except that (x) the Company may redact names of employees (other than officers) set forth in such information and (y) the Company shall not be required to provide such information if doing so would be inconsistent with any applicable antitrust Legal Requirement;

(ii)          Engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, provided that within twenty-four (24) hours of entering into discussions or negotiations with such third party, the Company gives Parent written notice that it has (or intends to) enter into discussions or negotiations with such third party; and

(iii)       To the extent permitted pursuant to and in compliance with Section 7.1(i), enter into a binding written agreement concerning a transaction that constitutes a Superior Offer.

(d)                                 Change of Recommendation.

(i)             At any time prior to adoption of this Agreement by the Required Company Stockholders, other than in connection with an Acquisition Proposal, the Board of Directors of the Company may take the actions prohibited by clause (iii) of Section 5.2(b) (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the Proxy Statement pursuant to clause (ii) of Section 5.2(b)) if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Legal Requirements; provided, however, that the Company shall have, at least three (3) days prior to taking such action, provided to Parent written notice which shall state expressly that the Company intends to take such action.

(ii)          In response to the receipt of a Superior Offer, the Board of Directors of the Company may (A) withhold, withdraw, amend or modify the Board Recommendation, (B) approve, endorse or recommend any Acquisition Proposal, (C) to the extent permitted by Section 7.1(i), enter into a binding written agreement concerning an Acquisition Proposal, and (D) in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the Proxy Statement pursuant to clause (ii) of Section 5.2(b)) (any of the foregoing actions in response to the receipt of a Superior Offer, whether by the Board of Directors of the Company or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (5) are met:

(1)                                  A Superior Offer with respect to it has been made and has not been withdrawn;

(2)                                  The Company Stockholders’ Meeting has not occurred;

(3)                                  The Company shall have (A) at least three (3) days prior to a Change of Recommendation, provided to Parent written notice which shall state expressly (1) that the Company has received such Superior Offer, (2) the material terms and conditions of such Superior Offer and the identity of the Person or group making the Superior Offer, and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) complied with its obligations pursuant to Section 5.3(b) and Section 5.3(c)(i) in connection with such Superior Offer;

(4)                                  The Board of Directors of the Company has concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation would reasonably be expected to result in a breach of fiduciary duties to its stockholders under applicable Legal Requirements; and

(5)                                  The Company shall not have materially breached (directly or indirectly) any of the provisions set forth in Section 5.2 or this Section 5.3, as applicable, with respect to obtaining such Superior Offer and which breach is continuing.

(e)                                  Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Change of Recommendation, and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Proposal, unless and until this Agreement is terminated by the Company pursuant to Section 7.1(i).

(f)                                    Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d 9(f) and the Exchange Act; provided, however, in each case, that the content of any such disclosure shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

(g)                                 Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i)             “Acquisition Proposal,” with respect to the Company, shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (A) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a twenty percent (20%) or more interest in the total outstanding voting securities of the Company, or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning twenty percent (20%) or more of the total outstanding voting securities of the Company, or any merger, consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in the stockholders of the Company immediately preceding such transaction holding less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or the resulting direct or indirect parent or subsidiary entity thereof as a result of such transaction, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), or disposition of twenty percent (20%) or more of the assets of the Company and its Subsidiaries taken as a whole (including pursuant to the sale of equity in any Subsidiary of the Company), or (C) any liquidation or dissolution of the Company (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal); and

(ii)          “Superior Offer,” with respect to the Company, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization or similar transaction, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting entity of such transaction or any resulting direct or indirect parent or subsidiary entity thereof as a result of such transaction, on terms that the Board of Directors of the Company has in good faith concluded (after consultation with its outside legal counsel and its financial adviser), taking into account all aspects of such Acquisition Proposal, including, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, would if consummated result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement and is reasonably capable of being consummated on the terms proposed.

5.4                                 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a)                                  Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement effective as of July 22, 2008 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will use reasonable efforts to cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to comply with the terms and provisions of the Confidentiality Agreement.

(b)                                 Access to Information. Except as would cause a waiver of the attorney-client privilege (provided, however, that the parties agree to use reasonable efforts to enter into a joint defense agreement if they determine that doing so could permit the disclosure of the following information without the waiver of such attorney-client privilege), the Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access, upon reasonable prior notice, during normal business hours to its properties, contracts, books, records and personnel and other documents and data during the period prior to the Merger 1 Effective Time and furnish such other information concerning its business, properties, results of operations and personnel, as Parent may reasonably request; provided, however, that the

Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires it or its Subsidiaries to restrict or prohibit access to any such properties or information; provided, further that Parent shall not conduct any sampling of soil, sediment, groundwater, surface water or air without the Company’s written consent, which the Company may withhold in its sole discretion.

(c)                                  No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto to consummate and effect the Mergers under this Agreement.

5.5                                 Public Disclosure.  Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use all reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Mergers and any Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by applicable Legal Requirements, any listing agreement with Nasdaq, any other applicable national securities exchange or market or in connection with a Change of Recommendation permitted pursuant by Section 5.3(d). The parties have agreed to the text of the joint press release announcing the signing of this Agreement. The Parent and the Company shall hold a joint conference call immediately after the issuance of such press release.

5.6                                 Regulatory Filings; Reasonable Efforts.

(a)                                  Regulatory Filings. Each of Parent, Merger Sub 1 and the Company shall coordinate and cooperate with one another and shall each use reasonable efforts to (A) take, or cause to be taken, all appropriate actions, and do or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements or otherwise to consummate Merger 1 and the transactions contemplated hereby as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act) in connection with the authorization, execution and delivery of this Agreement and the consummation of Merger 1 and the transactions contemplated hereby, (C) make, or cause to be made, the applications and filings required to be made under the HSR Act or any other applicable Legal Requirements in connection with the authorization, execution and delivery of this Agreement and the consummation of Merger 1 and the transactions contemplated hereby (including under the Exchange Act and any other applicable federal or state Legal Requirements), and to pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) Business Days after the date hereof, and (D) comply at the earliest practicable date with any request under the HSR Act and any such other Legal Requirements for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Entity in connection with such applications or filings or Merger 1 and the transactions contemplated hereby. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b)                                 Exchange of Information. Parent, Merger Sub 1 and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings or application pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and any joint defense agreement entered into between the parties or their counsel, each party to this Agreement shall (A) keep the other party informed in all material respects and on a reasonably timely basis of any written or material oral communication received by such party from, or given by such party to, any Governmental Entity, or party to a proceeding, regarding Merger 1 and the transactions contemplated hereby, (B) give the other party to this Agreement reasonable prior notice of any written or material oral communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity relating to Merger 1 and the transactions contemplated hereby, and (C) subject to applicable Legal Requirements relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult and cooperate with the other on, all the information that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with Merger 1 and the transactions contemplated hereby. None of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any filings or submissions with or investigation, approval process or other inquiry by any Governmental Entity without giving the other prior notice of the meeting or conversation and, unless objected to by such Governmental Entity, the opportunity to attend or participate. The parties shall coordinate and cooperate, subject to applicable Legal Requirements, with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing. The Company will not make any material proposals relating to, or enter into, any material understanding, undertaking or agreement with any Governmental Entity relating to Merger 1 and the transactions contemplated hereby without Parent’s prior review and approval, and Parent will not make any such material proposal or enter into any such material understanding, undertaking or agreement relating to Merger 1 without the Company’s prior review and approval; provided, however, that if such understanding, undertaking or agreement is to take effect only upon the consummation of Merger 1, Parent shall have no obligation to obtain the Company’s prior approval but shall consult in advance with the Company with respect thereto.

(c)                                  Reasonable Efforts. Each of the Company and Parent shall, and shall cause their respective controlled affiliates to, cooperate in good faith with all Governmental Entities and use their reasonable efforts to (A) cause the expiration of the notice periods under the HSR Act and any other Laws with respect to Merger 1 and the transactions contemplated hereby as promptly as is reasonably practicable after the execution of this Agreement, (B) resolve such objections, if any, as may be asserted by any Governmental Entity with respect to Merger 1 and the transactions contemplated hereby and (C) undertake any reasonable actions required to lawfully complete Merger 1 and the transactions contemplated hereby. Except where prohibited by applicable Legal Requirements, Parent shall be entitled to lead any proceedings or negotiations with any Governmental Entity related to the foregoing, provided that it shall afford the Company the opportunity to participate therein. Notwithstanding the foregoing, neither the Company nor Parent shall be required to take (and, for the avoidance of doubt, the Company shall not take without Parent’s consent) any action which (x) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its Subsidiaries), the Company (or any of its Subsidiaries) or the Intermediate Surviving Corporation, taken individually or in the aggregate, (any such action, a “Burdensome Condition”) or (y) is not conditioned on the consummation of Merger 1. Notwithstanding anything in this Agreement to the contrary, neither the Company nor Parent shall be required to contest through litigation any objection, action or proceeding by any Governmental Entity.

5.7                                 Notification of Certain Matters.

(a)                                  By the Company. The Company shall give prompt notice to Parent and Merger Sub 1 of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied.

(b)                                 By Parent. Parent and Merger Sub 1 shall give prompt notice to the Company of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub 1 to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by either of them under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied.

(c)                                  From the date of this Agreement until the Merger 1 Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the Knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (x) challenging or seeking material damages in connection with Merger 1 or the transactions contemplated hereby or (y) seeking to restrain or prohibit the consummation of Merger 1 or otherwise limit in any material respect the right of Parent or any Subsidiary of Parent to own or operate all or any portion of the businesses or assets of the Company or any Subsidiary of the Company.

5.8                                 Third-Party Consents.  The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Merger 1 Effective Time or a Parent Material Adverse Effect from occurring prior to or after the Merger 1 Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with the consummation of the Mergers and seeking any such actions, consents, approvals or waivers; provided, further that in no event shall the Company or any Subsidiary of the Company be required to pay prior to the Merger 1 Effective Time, and shall not pay or commit to pay without Parent’s consent, a material amount in respect of, any fee, penalty or other consideration to any person to obtain any such consent, approval or waiver.

5.9                                 Employee Benefit Matters.  Effective immediately before the Merger 1 Effective Time, the Company (i) shall terminate each Company Employee Plan (unless Parent provides written notice to the Company at least five (5) business days prior to the Closing Date that such Company Employee Plan shall not be terminated), including any 401(k) plan maintained by the Company or any Subsidiary) and (ii) cause each then unvested Company Restricted Stock Unit to become fully vested, and such Company Restricted Stock Unit shall be treated in accordance with Section 1.6 of this Agreement. Unless Parent provides any such written notice to the Company, the Company shall provide Parent with evidence that such Company Employee Plan(s) have been terminated (effective no later than immediately before the Merger 1 Effective Time) pursuant to resolutions of the Company’s Board of Directors and any other necessary corporate action. The form and substance of such resolutions shall be subject to review and approval of Parent and its counsel (such review to be timely and not unreasonably withheld). The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require. In the event that distribution or rollover of assets from the trust or custodial account of a 401(k) plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent as soon as possible following the date of this Agreement. Notwithstanding the foregoing, the Company shall make such amendments to the Company 401(k) Plan as are reasonably requested by Parent prior to the Closing Date.

(b)                                 Notwithstanding anything to the contrary in Section 5.9(a) hereof, the Company shall terminate the Pharmacopeia Executive Deferred Compensation Plan at or prior to the Merger 1 Effective Time and shall distribute all amounts owed to participants thereunder.

(c)                                  For a period of one (1) year following the Merger 1 Effective Time, Parent shall provide, or cause its affiliates to provide, each Employee of the Company or any of its Subsidiaries as of the Merger 1 Effective Time (“Company Employees”) base salary that is no less favorable than the base salary of such Company Employees immediately before the Merger 1 Effective Time. Immediately following the Merger 1 Effective Time, Parent or an affiliate of Parent shall either maintain, or cause to be maintained, the Company welfare plans or enroll the Company Employees in the plans provided to similarly situated employees of Parent. In addition, for a period of one (1) year following the Merger 1 Effective Time, Parent shall, or shall cause its affiliates to, provide Company Employees with other employee benefits equal to those provided to similarly situated employees of Parent, including severance benefits under Parent’s severance plan as set forth in Section 5.9 of Parent Disclosure Letter. For all purposes (including purposes of vesting, eligibility to participate, severance, benefit accrual and level of benefits) under the employee benefit plans of Parent and its affiliates providing benefits to any

Company Employees after the Merger 1 Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Merger 1 Effective Time, to the same extent as such Company Employee was entitled, before the Merger 1 Effective Time, to credit for such service under any similar Company Employee Plan in which such Company Employee participated or was eligible to participate immediately prior to the Merger 1 Effective Time; provided, however,  that credit for prior service shall not be automatically provided with respect to awards under Parent’s equity plans but shall be given due consideration by Parent’s Board of Directors or its designee with authority to grant such awards to Company Employees. In addition, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependants (unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Merger 1 Effective Time (each an “Old Plan”)) and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependants during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependants for the applicable plan years if such amounts had been paid in accordance with such New Plan.

(d)                                 Without limiting the generality of Section 5.9, nothing herein expressed or implied shall confer upon any current or former Employee of the Company or any of its Subsidiaries or upon any representative of any such person, or upon any collective bargaining agent, any rights or remedies, including any third party beneficiary rights of any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Nothing contained in this Section 5.9 shall prohibit or in any manner restrict Parent’s or any of its Subsidiaries or Affiliates from amending or terminating any New Plan, including Parent’s severance plan; provided, however, that any such amendment or termination of any New Plan shall apply to Parent’s employees generally and shall not unfavorably discriminate against Company Employees.

5.10                           Indemnification.

(a)                                  Indemnity. Subject to applicable Legal Requirements under Delaware Law, from and after the Merger 1 Effective Time, Parent agrees to cause the Surviving Entity to maintain and honor all indemnification arrangements in place for all past and present directors, officers, employees and agents of the Company and its Subsidiaries (the “Indemnified Parties”) as of the date of this Agreement under the Company Charter Documents and the indemnification agreements set forth on Section 5.10 of the Company Disclosure Letter (or other agreements, on the same terms as those set forth in the Company’s standard form director and officer indemnification agreement, entered into by new officers or directors of the Company appointed after the date hereof), for acts or omissions occurring at or prior to the Merger 1 Effective Time; provided, further that Parent agrees to, and to cause the Surviving Entity to, indemnify and hold harmless such persons to the fullest extent permitted by applicable Legal Requirements under Delaware Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. The organizational documents of the Surviving Entity will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Merger 1 Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law. Any indemnification agreements set forth on Section 5.10 of the Company Disclosure Letter (or other agreements, on the same terms as those set forth in the Company’s standard form director and officer indemnification agreement, entered into by new officers or directors of the Company appointed after the date hereof) with the Indemnified Parties in existence on the date of this Agreement shall be assumed by the Surviving Entity in the Mergers, without any further action, and shall survive the Mergers and continue in full force and effect in accordance with their terms.

(b)                                 Insurance. Parent will cause the Surviving Entity to maintain a directors’ and officers’ insurance and indemnification policy which will cover those persons who are covered by the Company’s directors’ and officers’ insurance and indemnification policy as of the date hereof for events occurring prior to the Merger 1 Effective Time (“D&O Insurance”) on terms no less favorable than those applicable to the current directors and officers of the Company (from the same insurance carrier that provides the Company’s D&O Insurance or a comparable insurance carrier) for a period of six (6) years; provided, however, that in no event will the Surviving Entity be required to pay an annual premium in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium payable by the Surviving Entity would exceed two hundred fifty percent (250%) of the annual premium currently paid by the Company for such coverage, the Surviving Entity shall cause to be maintained the maximum amount of coverage as is available for such two hundred fifty percent (250%) of such annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if the Company obtains, at or prior to the Merger 1 Effective Time, prepaid (or “tail”) D&O Insurance covering each current officer and director on terms no less favorable than those of such policies in effect on the date of this Agreement and Parent or the Surviving Entity continue to maintain such policies; provided, however, that without the prior written consent of Parent, the Company may not expend therefor in excess of 250% of the last annual premium paid by the Company for coverage for the period of twelve (12) months most recently commenced prior to the date of this Agreement.

(c)                                  Third-Party Beneficiaries. The obligations under this Section 5.10 shall not be terminated or modified in such a manner as to affect adversely any indemnitee to whom this Section 5.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10 applies and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 5.10). In the event the Surviving Entity (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such obligations set forth in this Section 5.10 are assumed by such continuing or surviving corporation or entity or transferee of such assets, as the case may be, or in the sole discretion of Parent, by Parent or any Subsidiary of Parent that is at such time at least as creditworthy as the Surviving Entity.

5.11                           Nasdaq Listing.  Prior to the Merger 1 Effective Time, Parent agrees to use its reasonable efforts to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with Merger 1, subject to official notice of issuance.

5.12                           Treatment as Reorganization.

(a)                                  None of Parent, Merger Sub 1, Merger Sub 2 or the Company shall, and they shall not permit any of their respective Subsidiaries to, take any action prior to or following the Closing that would prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Parent, Merger Sub 1, Merger Sub 2 and the Company shall report the Mergers as a reorganization within the meaning of Section 368(a) of the Code for all Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)                                 Each of Parent, Merger Sub 1, Merger Sub 2 and the Company agrees to use all reasonable efforts in order for the Company and Parent to obtain written tax opinions (the “Tax Opinions”) from their respective tax counsel (as specified in Sections 6.2(d) and 6.3(e)), in form and substance reasonably satisfactory to them, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, for United States federal income tax purposes, the Mergers, taken together, will constitute a reorganization within the meaning of Section 368(a) of the Code. As a condition precedent to the rendering of the Tax Opinions, Parent (and Merger Sub 1 and Merger Sub 2) and the Company shall, as of the Closing Date, execute and deliver to their respective tax counsel officers’ certificates, dated and executed as of the dates of such opinions (the “Tax Certificates”), in substantially the forms attached to this Agreement as Exhibits 5.12(i) and 5.12(ii), respectively. In rendering the Tax Opinions, such counsel shall be entitled to rely on customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in the Tax Certificates. The obligation to deliver the opinions referred to in this Section 5.12(b) shall not be waivable after receipt of any Company stockholder approval required by applicable Legal Requirements, unless further stockholder approval is obtained with appropriate disclosure.

5.13                           Section 16 Matters.  Prior to the Merger 1 Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.14                           Company Rights Agreement; State Takeover Laws.

(a)   The Company covenants and agrees that it will not (i) redeem the Company Rights, (ii) amend the Company Rights Agreement or (iii) take any action which would allow any Person (as defined in the Company Rights Agreement) other than Parent, Merger Sub 1, Merger Sub 2, or any other Subsidiary of Parent to acquire beneficial ownership (for purposes of this Section 5.14, as defined in the Company Rights Agreement) of 15% or more of the Shares without causing a Distribution Date or a Triggering Event (as each such term is defined in the Company Rights Agreement) to occur. The Company’s Board of Directors shall not make a determination that Parent, Merger Sub 1, Merger Sub 2, or any of their respective affiliates or associates, directors, officers or employees is an “Acquiring Person” for purposes of the Company Rights Agreement.

(b)   If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover laws becomes or is deemed to be applicable to the Company, Parent, Merger Sub 1, Merger Sub 2 or the Mergers, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company’s Board of Directors shall take all action necessary to render such law inapplicable to the foregoing.

5.15                           Resignations.  The Company shall use reasonable efforts to cause each director of the Company and its Subsidiaries to deliver to Parent written resignations from such position as director, effective at or before the Merger 1 Effective Time.

5.16                           Parent Board.  Within ten (10) days following the execution of this Agreement, the Company shall nominate in writing to Parent two persons to be appointed to the Board of Directors of Parent (the “Company Directors”). Following receipt of such written nomination, Parent shall take all necessary action to cause such persons to be appointed to its Board of Directors as of the close of business on the date on which the Merger 1 Effective Time occurs. In the event that a Company Director is unable or unwilling to serve on Parent’s Board of Directors at the Merger 1 Effective Time, then the Company’s Board of Directors may select another person to serve in such person’s stead. In addition, Parent shall take all reasonable steps to cause the Board of Directors of Parent (or the appropriate committee thereof) to re-nominate such persons for election as directors of Parent by the stockholders of Parent at Parent’s 2009 Annual Meeting of Stockholders, each of them to continue to serve until the next election of directors, and Parent shall solicit proxies for their election at such annual meeting. Each Company Director who serves as a member of the Parent’s Board of Directors will be compensated for such service after the Merger 1 Effective Time in the same manner and in the same amounts as all other directors of Parent are compensated. Each Company Director serving on the Parent’s Board of Directors shall hold office until his or her successor is elected or qualified or otherwise in accordance with applicable Legal Requirements and the Parent Charter Documents.

5.17                           Labor Matters.  The Company shall comply with all notice or other obligations under the WARN Act or similar state or local law in connection with any terminations at or before the Merger 1 Effective Time.

5.18                           Due Diligence Inquiry.  No earlier than five (5) business days nor later than two (2) business days prior to the Closing Date, the Company shall use all commercially reasonable efforts to engage in teleconferences with an authorized representative from each of Bristol-Myers

Squibb Company and Schering Plough, in each case, to discuss whether any Program Trigger (as defined in Section 8.3) has occurred. Immediately following the conclusion of each such teleconference, but in no event later than twelve (12) hours, the Company shall provide to Parent a summary, which shall address solely whether any Program Trigger has occurred.

5.19                           Parent Capital Stock.  Parent covenants and agrees that it will not take any action that results in the purchase, redemption or other acquisition by Parent of any Parent Common Stock, other than repurchases of unvested shares in connection with the termination of the employment relationship with any employee, or upon the resignation of any director or consultant, pursuant to stock purchase agreements.

ARTICLE VI
CONDITIONS TO THE MERGERS

6.1                                 Conditions to the Obligations of Each Party to Effect Merger 1. The respective obligations of each party to this Agreement to consummate and effect Merger 1 shall be subject to the satisfaction at or prior to the Merger 1 Effective Time of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and the Company to the extent permitted by applicable Legal Requirements:

(a)   Stockholder Approval. This Agreement shall have been adopted by the Required Company Stockholders.

(b)   No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making Merger 1 illegal or otherwise prohibiting consummation of Merger 1.

(c)   Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(d)   HSR Act. All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early. All other material foreign antitrust approvals or requirements required by applicable Legal Requirements to be obtained or satisfied prior to the Merger 1 Effective Time in connection with the transactions contemplated hereby shall have been obtained or satisfied, as applicable.

(e)   Nasdaq Listing. The shares of Parent Common Stock to be issued in Merger 1 and the transactions contemplated hereby shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2                                 Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect Merger 1 shall be subject to the satisfaction at or prior to the

Merger 1 Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)   Representations and Warranties. The representations and warranties of Parent and Merger Sub 1 contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date or only with respect to a particular period need only to have been true and correct on such date or with respect to such period), except, in each case or in the aggregate (other than with respect to the representations and warranties of Parent and Merger Sub 1 contained in Sections 3.2(a)(i), 3.2(b)(i), 3.2(c), 3.2(d)(i), 3.3(a) and 3.9, which shall be true and correct in all material respects), as does not constitute a Parent Material Adverse Effect at the Merger 1 Effective Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub 1, with respect to the representations and warranties of Merger Sub 1, by an authorized executive officer of Merger Sub 1.

(b)   Agreements and Covenants. Parent and Merger Sub 1 shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub 1 on or prior to the Merger 1 Effective Time, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub 1, with respect to the covenants of Merger Sub 1, by an authorized executive officer of Merger Sub 1.

(c)   Material Adverse Effect. There shall not have occurred any Effect that has had or is reasonably likely to have a Parent Material Adverse Effect since the date hereof that is continuing.

(d)   Tax Opinion. The Company shall have received a Tax Opinion from its tax counsel (Dechert LLP, or such other nationally-recognized law firm selected by the Company), subject to the provisions of Section 5.12(b), and such opinion shall not have been withdrawn.

6.3                                 Additional Conditions to the Obligations of Parent.  The obligations of Parent and Merger Sub 1 to consummate and effect Merger 1 shall be subject to the satisfaction at or prior to the Merger 1 Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub 1:

(a)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and as of the

Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date or only with respect to a particular period need only to have been true and correct on such date or with respect to such period), except, in each case or in the aggregate (other than with respect to the representations and warranties of the Company contained in Sections 2.2(a)(i), 2.2(b)(i), 2.2(c), 2.2(d)(i), 2.3(a) and 2.17 which shall be true and correct in all material respects), as does not constitute a Company Material Adverse Effect at the Merger 1 Effective Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded (other than the representation and warranty in Section 2.5, which shall be read with the “Company Material Adverse Effect” qualifier) and (ii) any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution of this Agreement shall be disregarded). Parent and Merger Sub 1 shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized executive officer of the Company.

(b)   Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Merger 1 Effective Time, and Parent and Merger Sub 1 shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

(c)   Material Adverse Effect. There shall not have occurred any Effect that has had or is reasonably likely to have a Company Material Adverse Effect since the date hereof that is continuing.

(d)   No Governmental Restriction. There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of Merger 1 or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent or the Company or any Subsidiary or affiliate to effect or agree to a Burdensome Condition.

(e)   Tax Opinion. Parent shall have received a Tax Opinion from its tax counsel (LW or such other nationally-recognized law firm selected by Parent), subject to the provisions of Section 5.12(b), and such opinion shall not have been withdrawn.

(f)    Non-USRPHC Certificate. Parent shall have received from the Company (i) a properly executed statement, dated as of the Closing Date, stating under penalties of perjury that the Company is not, and has not been, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code, in form and substance reasonably acceptable to Parent, and (ii) proof reasonably satisfactory to Parent that the Company has provided notice of such verification to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.4                                 Conditions Precedent to Obligations of the Parties to Consummate Merger 2.  In addition to the foregoing, the respective obligations of each of Parent, the Intermediate Surviving Corporation and Merger Sub 2 to consummate Merger 2 are subject to the condition that Merger 1 shall have been consummated.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1                                 Termination. This Agreement may be terminated at any time prior to the Merger 1 Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approval of the stockholders of the Company:

(a)   by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(b)   by either the Company or Parent if Merger 1 shall not have been consummated by February 2, 2009 (including as extended by the provisions of this paragraph (b), hereinafter the “End Date”); provided, that the End Date shall be automatically extended by sixty (60) days if the waiting period, if any, applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall not have expired or been earlier terminated; provided, further, that in the event the Proxy Statement has been mailed to the Company’s stockholders on or prior to the End Date, the End Date shall be automatically extended to be the date that is two (2) business days following the scheduled date of the Company Stockholders’ Meeting but in no event later than February 28, 2009; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party (i) whose action or failure to act has been a principal cause of or primarily resulted in the failure of Merger 1 to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement;

(c)   by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting Merger 1, which order, decree, ruling or other action is final and nonappealable;

(d)   by either the Company or Parent if the approval of the Required Company Stockholders to adopt this Agreement shall not have been obtained at a meeting of the Company’s stockholders duly convened therefor or at any adjournment or postponement thereof;

(e)   by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholders) if a Triggering Event with respect to the Company shall have occurred;

(f)    by the Company, if (i) any representation or warranty of Parent or Merger Sub 1 set forth in this Agreement shall have been breached or become untrue or Parent or Merger Sub 1 has breached any covenant or agreement of Parent or Merger Sub 1 set forth in this Agreement, (ii) such breach or misrepresentation is not cured within thirty (30) days after receipt by Parent of written notice from the Company (provided, however, that such thirty (30) day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) incapable of being satisfied by the End Date; provided that the Company is not then in breach of its respective warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied;

(g)   by Parent, if (i) any representation or warranty of the Company set forth in this Agreement shall have been breached or become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (ii) such breach or misrepresentation is not cured within thirty (30) days after receipt by the Company of written notice from Parent (provided, however, that such thirty (30) day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.3(a) or Section 6.3(b) incapable of being satisfied by the End Date; provided that Parent is not then in breach of its respective warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied;

(h)   by the Company, if prior to the Merger 1 Effective Time and within five (5) business days of such termination, the closing price of Parent Common Stock, as reported on The Nasdaq Global Market, is less than or equal to $1.65 per share.

(i)    by the Company, if: (A) the Company has not breached (other than any immaterial breach) Section 5.3(a) relating to the Superior Offer referred to in this clause (i); (B) the Company’s Board of Directors has received a Superior Offer; (C) in light of such Superior Offer, the Company’s Board of Directors shall have determined in good faith, after consultation with outside counsel, that the failure of the Company’s Board of Directors to withdraw or modify its approval or recommendation of this Agreement or Merger 1 would reasonably be expected to result in a breach of its fiduciary obligations; (D) the Company has notified Parent in writing (which shall include written electronic communication) of the determinations described in clause (C) above on the date such determinations are made; (E) at least three business days following delivery to Parent of the notice referred to in clause (D) above (or, if such notice is delivered fewer than three business days prior to the Merger 1 Effective Time, then for the period remaining up to immediately prior to the Merger 1 Effective Time), and taking into account any revised proposal that is binding and irrevocable for such three business day (or, as applicable, shorter) period made by Parent, such Superior Offer remains a Superior Offer and the Company’s Board of Directors has again made the determinations referred to in clause (C) above; (F) at or before the effective time of the termination of this Agreement pursuant to this Section 7.1(i), the Company pays to Parent the Company Termination Fee due under Section 7.3; and (G) the Company’s Board of Directors concurrently approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of such Superior Offer.

For the purposes of this Agreement, a “Triggering Event,” with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent the Board Recommendation, or shall have  resolved to do the same, (ii) it shall have failed to include in the Proxy Statement the Board Recommendation, (iii) its Board of Directors fails to reaffirm (publicly, if so requested) the Board Recommendation within ten (10) calendar days after Parent requests in writing that such recommendation be reaffirmed, (iv) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal or publicly proposed to submit to the vote of its stockholders any Acquisition Proposal, (v) the Company shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with Parent and the Company shall not have published, sent or given to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer.

7.2                                 Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, nothing in this Agreement shall relieve any party from any liability for such willful and material breach (it being understood that any such liability or damages for which the Company may become liable shall be calculated net of the amount of the Company Termination Fee, if, and to the extent, paid by the Company). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3                                 Fees and Expenses.

(a)   General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not Merger 1 is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses which fees shall be paid for by the party incurring such expense, incurred in relation to the printing, mailing and filing (with the SEC) of the Registration Statement and Proxy Statement (including financial statements and exhibits) and any amendments or supplements thereto.

(b)   Termination Fee.

(i)                                     Company Payment.

(1)   In the event that this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay Parent a termination fee of USD

$3,375,000 (the “Company Termination Fee”) within three (3) business days of such termination.

(2)   In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (except if the failure to consummate Merger 1 prior to the End Date (as it may be extended) was caused by the actions of any Governmental Entity), (B) an Acquisition Proposal had been made publicly to the Company after the date hereof and not withdrawn prior to the date of such termination and (C) within twelve (12) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition, then the Company shall pay Parent, upon the consummation of such Acquisition, an amount equal to the Company Termination Fee.

(3)   In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d), and an Acquisition Proposal is made publicly to the Company within twelve (12) months of such termination, and the Company within twelve (12) months of such termination enters into a definitive agreement for and within eighteen (18) months of such termination consummates an Acquisition resulting from such Acquisition Proposal, then the Company shall pay Parent concurrently upon consummation of such Acquisition, an amount equal to Parent’s actual documented reasonable out-of-pocket expenses in connection with the transactions contemplated hereunder up to a maximum of $1,400,000.

(4)   In the event that (A) this Agreement is terminated by Parent pursuant to Section 7.1(g) due to a willful and knowing breach of this Agreement by the Company (except that the requirement of willful and knowing shall not apply to a breach of the covenants and agreements contained in Section 5.3 of this Agreement), (B) an Acquisition Proposal had been made publicly or privately to the Company prior to the occurrence of the breach giving rise to the right to terminate pursuant to such section and not withdrawn prior to the date of such termination and (C) within twelve (12) months of such termination the Company enters into a definitive agreement for, or consummates, any Acquisition, then the Company shall pay Parent, upon the consummation of such Acquisition, an amount equal to the Company Termination Fee.

(5)   In the event that this Agreement is terminated by the Company pursuant to Section 7.1(i), then the Company shall pay Parent, at or before the effective time of such termination, an amount equal to the Company Termination Fee.

(ii)   Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3 shall not be in lieu of damages incurred and otherwise recoverable in the event of breach of this Agreement; provided, however, any fees paid pursuant to this Section 7.3 shall be credited (without duplication) against the amounts otherwise payable by the Company to Parent hereunder.

(iii)  Certain Definitions. For the purposes of this Section 7.3 only, “Acquisition,” with respect to the Company, shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the party pursuant to which the stockholders of the party immediately preceding such transaction hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction or any resulting direct or indirect parent or subsidiary entity thereof, as a result of such transaction, (ii) a sale or other disposition by the party of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the party’s business immediately prior to such sale, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the party or such Person or group), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the party.

7.4                                 Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time prior to the Merger 1 Effective Time; provided, however, after the adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of the Company, without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub 1 and the Company.

7.5                                 Extension; Waiver.  At any time prior to the Merger 1 Effective Time, Parent and Merger Sub 1 on the one hand and the Company, on the other hand, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that after the adoption of this Agreement by the Company’s stockholders, as contemplated by this Agreement, there may not be any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII
GENERAL PROVISIONS

8.1                                 Non-Survival of Representations and Warranties.  The representations, warranties and covenants of the Company, Parent and Merger Sub 1 contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Merger 1 Effective Time, except that the covenants that by their terms survive the Merger 1 Effective Time and this Article VIII shall survive the Merger 1 Effective Time.

8.2                                 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if such date is not a business day) of transmission by facsimile (but only if followed by transmittal by a nationally recognized overnight carrier for delivery on the next business day), or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if such date is not a business day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)          if to Parent, Merger Sub 1 or Merger Sub 2, to:

Ligand Pharmaceuticals Incorporated

10275 Science Center Drive

San Diego, California 92121

Attention: General Counsel

Telephone No.: (858) 550-7500

Facsimile No.: (858) 550-7272

with copies to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130-2071

Attention: Scott N. Wolfe

Telephone No.: (858) 523-5400

Facsimile No.: (858) 523-5450

if to the Company, to:

Pharmacopeia, Inc.

3000 Eastpark Boulevard

Cranbury, New Jersey 08512-3516

Attention: General Counsel

Telephone No.: (609) 452-3600

Facsimile No.: (609) 452-3672

with copies to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Attention: R. Craig Smith

Telephone No.: (215) 994-4000

Facsimile No.: (215) 994-2222

8.3                                 Interpretation; Knowledge.  When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement: (i) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) references herein to “party” or “parties” shall mean a party or the parties to this Agreement unless the context provides otherwise; (iv) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Legal Requirement or to any provision of any Legal Requirement shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$” or “dollars” shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole.

(b)                                 For purposes of this Agreement, the term “Knowledge” means, with respect to any matter in question, as of the date hereof and, for the purposes of Article VI, as of the Closing Date, (i) with respect to Parent, that any of John L. Higgins, Charles S. Berkman, John Sharp, Zofia E. Dziewanowska and Martin D. Meglasson has actual knowledge of and (ii) with respect to the Company, that any of Joseph A. Mollica, Stephen C. Costalas, Brian M. Posner, René Belder and Maria L. Webb has actual knowledge of.

(c)                                  For purposes of this Agreement, the term “Company Material Adverse Effect” means any change, circumstance, event or effect (each an “Effect”) that (i) is materially adverse to the business, financial condition or results of operations of the Company and the Company’s Subsidiaries, taken as a whole, including without limitation, failure of either of (1) the p38 kinase inhibitor program with Bristol-Myers Squibb Company in rheumatoid arthritis or (2) the CXCR2 antagonist program with Schering Corporation and Schering Plough Ltd. in chronic obstructive pulmonary disease to meet its primary Phase 2 clinical endpoints (outcome measures), or a clinical hold imposed by the FDA or other comparable Governmental Entity with respect to either of such programs as evidenced by general public disclosure or formal written notification to the Company of any such Effect (either (1) or (2), the “Program Triggers”); provided that Parent may only exercise its right to terminate this Agreement pursuant to a Company Material Adverse Effect relating to either Program Trigger if it provided written notice to the Company of such termination within ten (10) business days of notification by the Company to Parent, pursuant to Section 8.2, of the occurrence of a Program Trigger, and absent such notice of termination, Parent shall be deemed to waive any right to terminate this Agreement and shall be deemed to waive the nonsatisfaction of any condition to closing under Article VI of this Agreement, in each case, relating to or arising from such Program Trigger; or (ii) materially impedes the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and all applicable Legal Requirements; provided, however, that  none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect:  (A)  any adverse Effect (1) to the extent attributable in whole or in part to the announcement or pendency of Merger 1; (B) any adverse Effect attributable to conditions generally affecting the biotechnology or pharmaceutical industries or the U.S. or international economy or the U.S. or international financial markets which do not materially disproportionately affect the Company or the applicable Company Subsidiaries; (C)  any adverse Effect arising from or relating to compliance with the terms of this Agreement; (D) changes in GAAP or regulatory accounting principles after the date hereof; (E) changes in law after the date hereof; (F) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof after the date hereof, and whether or not pursuant to the declaration of national emergency or war; (G) any adverse data resulting from pre-clinical activities; (H) the failure of the Company to meet analysts’ projections, in and of itself (it being understood that any Effect that may have caused or contributed to any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); (I) any action taken by the Company with Parent’s written consent or the taking of any action expressly required by this Agreement; (J) a decline in the Company’s stock price, in and of itself (it being understood that any Effect that may have caused or contributed to any such decline may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); or (K) the Effects upon the Company’s business, financial condition and/or results of operations as contemplated in the Company’s forecast plan delivered to Parent by the Company prior to the date of this Agreement (provided that for the purposes of this clause (K) “contemplated” means the forecasts related to the business, financial condition and results of operations of the Company which are contained in the forecast plan and any variances from such forecasts which are not material to the Company).

(d)           For purposes of this Agreement, the term “Parent Material Adverse Effect” means any Effect that is (i) materially adverse to the business, financial condition or results of operations of Parent and Parent’s Subsidiaries, taken as a whole or (ii) materially impedes the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and all applicable Legal Requirements; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect:  (A) any adverse Effect to the extent attributable in whole or in part to the announcement or pendency of Merger 1 (provided that the exception in this clause (A) shall not apply to the use of the term “Material Adverse Effect” in Section 6.2(a) with respect to the representations and warranties contained in Section 3.3 and Section 3.7(a)); (B) any adverse Effect attributable to conditions generally affecting the biotechnology industry or the U.S. economy in any locations where Parent or any of Parent’s Subsidiaries has material operations which do not materially disproportionately affect Parent or the applicable Parent Subsidiaries; (C) any adverse Effect arising from or relating to compliance with the terms of this Agreement; (D) changes in GAAP or regulatory accounting principles after the date hereof; (E) changes in law after the date hereof; (F) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of war, sabotage, terrorism, military action or any escalation or worsening thereof after the date hereof, and whether or not pursuant to the declaration of national emergency or war; (G) any adverse data resulting from pre-clinical activities; (H) the failure of Parent to meet analysts’ projections, in and of itself (it being understood that any Effect that may have caused or contributed to any such failure may be deemed to constitute, in and of itself, a Parent Material Adverse Effect and may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred); (I) any action taken by Parent with the Company’s consent or the taking of any action expressly required by this Agreement; or (J) a decline in Parent’s stock price, in and of itself (it being understood that any Effect that may have caused or contributed to any such decline may be deemed to constitute, in and of itself, a Parent Material Adverse Effect and may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred).

(e)           For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4                                 Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5                                 Entire Agreement; Third-Party Beneficiaries.  This Agreement and all exhibits and attachments hereto, including the Company Disclosure Letter, the Parent Disclosure Letter, the CVR Agreement and the Confidentiality Agreement (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Merger 1 Effective Time, in Section 5.10.

8.6                                 Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7                                 Other Remedies; Specific Performance.

(a)           Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8                                 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

8.9                                 Jurisdiction.  Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

8.10                           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11                           Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12                           Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ John L. Higgins
Name: John L. Higgins
Title: President and Chief Executive Officer

MARGAUX ACQUISITION CORP.

By:	/s/ Charles Berkman
Name: Charles Berkman
Title: President and Chief Executive Officer

LATOUR ACQUISITION, LLC

By:	/s/ John Sharp
Name: John Sharp
Title: President and Chief Executive Officer

PHARMACOPEIA, INC.

By:	/s/ Joseph A. Mollica
Name: Joseph A. Mollica
Title: Chairman of the Board of Directors
and Interim President and Chief Executive Officer

****AGREEMENT AND PLAN OF MERGER****